UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 8, 2023

ECHOSTAR CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	001-33807	26-1232727
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification Number)

100 Inverness Terrace E., Englewood, Colorado 80112

(Address of principal executive offices) (Zip Code)

(303) 706-4000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.001 par value	SATS	The NASDAQ Stock Market L.L.C.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01          Entry into a Material Definitive Agreement.

On August 8, 2023, EchoStar Corporation, a Nevada corporation (“EchoStar” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DISH Network Corporation, a Nevada corporation (“DISH”), and Eagle Sub Corp., a Nevada corporation and a wholly owned subsidiary of DISH (“Merger Sub”). The board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special transaction committee of independent directors of the Board, has unanimously approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into EchoStar (the “Merger”), with EchoStar surviving the Merger as a wholly owned subsidiary of DISH.

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of EchoStar Class A Common Stock, par value $0.001 per share (“EchoStar Class A Common Stock”), EchoStar Class C Common Stock, par value $0.001 per share (“EchoStar Class C Common Stock”) and EchoStar Class D Common Stock, par value $0.001 per share (“EchoStar Class D Common Stock”), outstanding immediately prior to the Effective Time, will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of DISH Class A Common Stock, par value $0.01 per share (“DISH Class A Common Stock”), equal to 2.85 (the “Exchange Ratio”). On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time of the Merger, each share of EchoStar Class B Common Stock, par value $0.001 per share (“EchoStar Class B Common Stock”), outstanding immediately prior to the Effective Time will be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of DISH Class B Common Stock, par value $0.01 per share (the “DISH Class B Common Stock” and, together with the DISH Class A Common Stock, the “DISH Common Stock”), equal to the Exchange Ratio. Any shares of EchoStar Class A Common Stock, EchoStar Class B Common Stock, EchoStar Class C Common Stock and EchoStar Class D Common Stock (collectively, “EchoStar Common Stock”) that are held in EchoStar’s treasury or held directly by DISH or Merger Sub immediately prior to the Effective Time will be cancelled and cease to exist and no consideration shall be paid or payable in respect thereof. The Ergen Stockholders (as defined below) have agreed, pursuant to the Support Agreement (as defined below), to not vote, or cause or direct to be voted, the shares of DISH Class A Common Stock owned by them, other than with respect of any matter presented to the holders of DISH Class A Common Stock on which holders of DISH Class B Common Stock are not entitled to vote, for three years following the closing of the Merger. The DISH Common Stock to be issued to the Ergen Stockholders as part of the Merger consideration will be issued through a private placement exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). The parties have agreed to enter into a registration rights agreement reasonably acceptable to the parties providing for the registration of the Ergen Stockholders’ shares of DISH Class A Common Stock or Dish Class B Common Stock received as part of the Merger consideration and/or DISH Class B Common Stock held by such stockholders immediately prior to the closing of the Merger.

Conditions to Closing

The respective obligations of the Company and DISH to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of a number of conditions, including: (a) the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of EchoStar Common Stock, which condition was satisfied following the execution and delivery of the Merger Agreement through the execution and delivery of a written consent by the Ergen EchoStar Stockholders (as defined below) (the “Ergen EchoStar Written Consent”); (b) the affirmative vote of a majority of the votes cast by the holders of DISH Common Stock entitled to vote thereon with respect to the issuance of shares of DISH Common Stock in connection with the Merger, which condition was satisfied following the execution and delivery of the Merger Agreement through the execution and delivery of a written consent by the Ergen DISH Stockholders (as defined below) (the “Ergen DISH Written Consent”); (c) the effectiveness of a registration statement on Form S-4 to register the issuance of DISH Class A Common Stock in connection with the Merger; (d) the expiration of a 20-day period (or such longer period as required by the applicable SEC rules and regulations) following the mailing of a joint information statement/prospectus to the Company’s and DISH’s stockholders; (e) no statute, rule or regulation that makes illegal the consummation of the Merger having been enacted, issued, enforced, promulgated or enacted and remaining in effect, and no order or injunction of a court of competent jurisdiction being in effect that prohibits the consummation of the Merger; (f) the receipt of specified foreign direct investment approvals and specified approvals required under domestic and foreign satellite and communication laws and regulations; (g) the shares of DISH Class A Common Stock to be issued pursuant to the Merger being approved for listing on the Nasdaq Global Select Market; (h) accuracy of the other party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (i) compliance with the other party’s obligations under the Merger Agreement in all material respects; and (j) the absence of a material adverse effect on the other party since the date of the Merger Agreement.

Termination

Either the Company or DISH may terminate the Merger Agreement under certain circumstances, including if: (a) the Merger is not completed by February 8, 2024, which will automatically be extended for an additional three-month period in the event that the required foreign direct investment approvals or the required satellite and communications approvals have not been obtained or a legal restraint relating thereto is in effect; (b) a governmental entity of competent jurisdiction issues a final, non-appealable order or takes any other action that makes the Merger illegal or otherwise prohibited; (c) the other party has not provided the Ergen EchoStar Written Consent or Ergen DISH Written Consent, as applicable, by 11:59 p.m. New York City Time, one day after the date of the Merger Agreement (provided, that this termination right is no longer available, as each of the Ergen EchoStar Written Consent and Ergen DISH Written Consent were delivered following entry into the Merger Agreement); or (d) the other party breaches its representations, warranties or covenants in the Merger Agreement in a way that would cause certain closing conditions not to be satisfied, subject to the right of the breaching party to cure the breach within 30 days.

Post-Closing Board of Directors

At the Effective Time, the board of directors of DISH (the “DISH Board”) will consist of eleven directors, comprised of seven individuals who were members of the DISH Board immediately prior to the Effective Time, three individuals who were independent directors of the Company Board immediately prior to the Effective Time and the Chief Executive Officer of DISH immediately following the Effective Time. The Company and DISH will consult with each other in connection with selecting such directors of the DISH Board.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by the Company and DISH, for a transaction of this nature.  The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their respective businesses prior to the closing of the Merger.  In addition, the parties have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including obtaining all regulatory approvals necessary to complete the Merger.

The Merger Agreement also provides that each of the Company and DISH is prohibited from soliciting alternative acquisition proposals from third parties, providing information to third parties and engaging in discussions with third parties regarding alternative acquisition proposals. DISH’s restrictions with respect to alternative acquisition proposals only apply with respect to transactions which would reasonably be expected to prevent or materially delay closing of the transactions contemplated by the Merger Agreement or would otherwise be prohibited by the pre-closing covenants applicable to the Company.

Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.  A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about the Company or DISH.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of the dates specified therein.  The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement. Such representations and warranties are not intended as statements of fact to be relied upon by the Company’s stockholders or DISH’s stockholders.  In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including modifications or qualifications in certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement.  In addition, the parties may apply standards of materiality in a way that is different from what investors may view as material.  As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and investors should not rely on them as statements of fact.  Moreover, publicly available information relating to the subject matter of such representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Item 7.01          Regulation FD Disclosure.

On August 8, 2023, EchoStar and DISH issued a joint press release announcing that the two companies have entered into the Merger Agreement. A copy of the press release is being furnished on this Current Report on Form 8-K as Exhibit 99.1 hereto and is incorporated by reference herein.

On August 8, 2023, EchoStar and DISH issued a joint investor presentation in connection with the announcement of the Merger Agreement. A copy of the investor presentation is being furnished on this Current Report on Form 8-K as Exhibit 99.2 hereto and is incorporated by reference herein.

The information contained in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed “filed” with the U.S. Securities and Exchange Commission or otherwise incorporated by reference into any registration statement or other document filed pursuant to the Securities Act, or the Securities Exchange Act of 1934, as amended.

Item 8.01          Other Events.

Support Agreement

Concurrently with the entry into the Merger Agreement, Charles W. Ergen, Cantey M. Ergen, Ergen Two-Year March 2022 SATS GRAT, Ergen Two-Year June 2022 SATS GRAT, Ergen Two-Year December 2022 SATS GRAT, Ergen Two-Year June 2023 SATS GRAT and Telluray Holdings, LLC (the “Ergen EchoStar Stockholders”), Charles W. Ergen, Cantey M. Ergen, Ergen Two-Year December 2021 DISH GRAT, Ergen Two-Year December 2022 DISH GRAT, Ergen Two-Year May 2023 DISH GRAT, Ergen Two-Year June 2023 DISH GRAT and Telluray Holdings, LLC (the “Ergen DISH Stockholders” and together with the Ergen EchoStar Stockholders, the “Ergen Stockholders”), the Company and DISH entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Ergen Stockholders have agreed, among other things: (a) not to transfer shares of EchoStar Common Stock or DISH Common Stock prior to the earlier of the Effective Time and the termination of the Merger Agreement in accordance with the terms thereof, subject to certain limited exceptions; (b) to comply with certain obligations of the parties contained in the Merger Agreement; and (c) to not vote, or cause or direct to be voted, the shares of DISH Class A Common Stock owned by them, other than with respect of any matter on presented to the holders of DISH Class A Common Stock on which holders of DISH Class B Common Stock are not entitled to vote, for three years following the closing of the Merger.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01          Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of August 8, 2023, by and among EchoStar, DISH and Merger Sub.*

10.1	Support Agreement, dated as of August 8, 2023, by and among EchoStar, DISH and the Ergen Stockholders. *

99.1	Joint Press Release, dated as of August 8, 2023.

99.2	Joint Investor Presentation, dated as of August 8, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*  Schedules, annexes and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.  The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules, annexes and/or exhibits upon request by the U.S. Securities and Exchange Commission; provided, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

*          *          *

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees but are subject to a variety of risks and uncertainties, many of which are beyond EchoStar’s and DISH’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of EchoStar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), and under the section entitled “Risk Factors” of DISH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC. EchoStar and DISH undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between EchoStar and DISH; the effect of the announcement of the proposed transaction on the ability of EchoStar and DISH to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; EchoStar’s and DISH’s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic and business environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for EchoStar’s and DISH’s respective common stock.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Securities Exchange of 1934, as amended (the “Exchange Act”), and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to EchoStar’s and DISH’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of EchoStar’s and DISH’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither EchoStar nor DISH undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, EchoStar and DISH intend to prepare a joint information statement for their respective stockholders containing the information with respect to the transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. DISH intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. The joint information statement will also be filed with the SEC. Each of DISH and EchoStar may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH or EchoStar may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about DISH, EchoStar and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by EchoStar will be available free of charge on its website at https://ir.echostar.com/. Copies of the documents filed with the SEC by DISH will be available free of charge on its website at https://ir.dish.com/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ECHOSTAR CORPORATION

August 8, 2023	By:	/s/ Dean A. Manson
Dean A. Manson
Chief Legal Officer and Secretary

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DISH NETWORK CORPORATION,

EAGLE SUB CORP.

and

ECHOSTAR CORPORATION

___________________________

Dated as of August 8, 2023

___________________________

i

Exhibits

Exhibit A	Certain Definitions
Exhibit B	Form of Ergen EchoStar Written Consent
Exhibit C	Form of Ergen DISH Written Consent
Exhibit D	Ergen Support Agreement
Exhibit E	Form of Articles of Incorporation of the Surviving Corporation

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is being made and entered into as of August 8, 2023, by and among Dish Network Corporation, a Nevada corporation (“Parent”), Eagle Sub Corp., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and EchoStar Corporation, a Nevada corporation (the “Company”). Certain capitalized terms used in this Agreement shall be as defined in Exhibit A hereto.

RECITALS

WHEREAS, the parties intend that Parent will acquire the Company by means of a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Nevada Revised Statutes (the “NRS”), upon consummation of which, Merger Sub will cease to exist and the Company will continue as the Surviving Corporation and a wholly owned Subsidiary of Parent.

WHEREAS, the Company Board has duly established a special committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”) to, among other things, review, consider and evaluate a potential corporate transaction between the Company and Parent and, if the Company Special Committee determines that it is advisable, conduct the negotiations concerning this Agreement and the transactions contemplated hereby.

WHEREAS, the Company Special Committee has unanimously: (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Ergen EchoStar Stockholders); and (b) recommended that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and recommending that the Company’s stockholders approve and adopt this Agreement.

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Company Special Committee, has unanimously: (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Ergen EchoStar Stockholders); (b) approved, adopted and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and (c) directed that this Agreement be submitted to a vote of the Company’s stockholders and recommended, in accordance with NRS 92A.120, that the stockholders of the Company approve and adopt this Agreement.

WHEREAS, immediately following the entry into this Agreement, Charles W. Ergen, Cantey M. Ergen, Ergen Two-Year March 2022 SATS GRAT, Ergen Two-Year June 2022 SATS GRAT, Ergen Two-Year December 2022 SATS GRAT, Ergen Two-Year June 2023 SATS GRAT and Telluray Holdings, LLC (the “Ergen EchoStar Stockholders”) will deliver a written consent in accordance with Section 3.10 of the Company Bylaws and the NRS in the form attached as Exhibit B hereto (the “Ergen EchoStar Written Consent”) approving and adopting this Agreement.

WHEREAS, the Parent Board has duly established a special transaction committee thereof consisting only of independent and disinterested directors (the “Parent Special Committee”) to, among other things, evaluate the advisability of a potential transaction between the Company and Parent and, if appropriate, review, evaluate and negotiate this Agreement and the transactions contemplated by this Agreement.

WHEREAS, the Parent Special Committee has unanimously: (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and its stockholders (other than the Ergen DISH Stockholders); and (b) recommended that the Parent Board adopt resolutions approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and recommending that Parent’s stockholders approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the Parent Board, acting upon the unanimous recommendation of the Parent Special Committee, has unanimously: (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and (c) recommended that Parent’s stockholders approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, immediately following the entry into this Agreement, Charles W. Ergen, Cantey M. Ergen, Ergen Two-Year December 2021 DISH GRAT, Ergen Two-Year December 2022 DISH GRAT, Ergen Two-Year May 2023 DISH GRAT, Ergen Two-Year June 2023 DISH GRAT and Telluray Holdings, LLC (the “Ergen DISH Stockholders”) will deliver a written consent in accordance with Section 3.10 of the Parent Bylaws and the NRS in the form attached as Exhibit C hereto (the “Ergen DISH Written Consent”) approving the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement.

WHEREAS, the board of directors of Merger Sub has: (a) determined that the Merger is fair to and in the best interests of Merger Sub and its sole stockholder; (b) approved, adopted and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (c) recommended in accordance with NRS 92A.120 that its sole stockholder approve and adopt this Agreement.

WHEREAS, immediately following the entry into this Agreement, the sole stockholder of Merger Sub will deliver a written consent in accordance with Merger Sub’s Organizational Documents and the NRS approving and adopting this Agreement and the Merger.

WHEREAS, concurrently with the entry into this Agreement, as a condition and material inducement to the Company’s, Parent’s and Merger Sub’s willingness to enter into this Agreement, the Ergen EchoStar Stockholders, the Ergen DISH Stockholders, Parent and the Company are entering into an agreement (the “Ergen Support Agreement”), in the form attached as Exhibit D hereto, pursuant to which, and on the terms and subject to the conditions of which, the Ergen EchoStar Stockholders and the Ergen DISH Stockholders have agreed, among other things, (a) not to transfer shares of Company Common Stock or Parent Common Stock prior to the earlier of the Effective Time and the termination of this Agreement in accordance with the terms hereof (subject to exceptions set forth therein) and (b) to comply with certain obligations of the parties contained in this Agreement.

WHEREAS, it is intended that, for U.S. federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

Article I
The MERGER

Section 1.1            The Merger. At the Effective Time, (a) Merger Sub shall be merged with and into the Company in accordance with the NRS and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Merger Sub shall cease, (b) the Company shall be the surviving corporation (the “Surviving Corporation”) and from and after the Effective Time shall be a wholly owned Subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the NRS and (c) the Merger shall have such other effects as provided in the NRS, in the case of each of clause (b) and (c), except as expressly set forth in this Agreement (to the extent permitted by applicable Legal Requirements).

Section 1.2            Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) or, if agreed in writing by Parent and the Company, at the offices of Parent, 9601 South Meridian Boulevard, Englewood, Colorado 80112 or such other place agreed to in writing by Parent and the Company, at 9:00 a.m. (Mountain Time) on the second Business Day after the satisfaction or waiver of all conditions to the Merger set forth in Sections 5.1, 5.2 and 5.3, other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the parties shall cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with the Nevada Secretary of State as provided in NRS 92A.200 and NRS 92A.230 and make all other filings or recordings required by the NRS in connection with effecting the Merger. The Merger shall become effective on the date and time when the Articles of Merger have been duly filed with and accepted by the Nevada Secretary of State or at such later time as may be mutually agreed to by Parent and the Company and specified in the Articles of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

Section 1.3            Articles of Incorporation and Bylaws.

(a)            As of the Effective Time, by virtue of the Merger and without any further action on the part of the Company, Merger Sub or any other Person, the Company Articles shall be amended to read in its entirety as set forth in Exhibit E attached hereto, and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirements, subject to Section 4.14(a).

(b)            Subject to Section 4.14(a), the parties shall take all requisite actions so that, from and after the Effective Time, the Company Bylaws shall be amended to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements.

Section 1.4            Directors and Officers of the Surviving Corporation; Parent Directors; Post-Closing Parent Chief Executive Officer.

(a)            From and after the Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation (or, in the case of each of clauses (i) and (ii), such other individuals designated by Parent).

(b)            Prior to the Effective Time, Parent shall take all necessary corporate action so that upon the Effective Time, the Parent Board shall consist of eleven (11) directors, comprised of (i) seven (7) individuals who were members of the Parent Board as of immediately prior to the Effective Time, (ii) three (3) individuals who were independent directors on the Company Board as of immediately prior to the Effective Time and (iii) the Post-Closing Parent Chief Executive Officer of Parent. Parent and the Company shall consult with each other in connection with selecting directors of the Company Board who will continue on the Parent Board pursuant to this Section 1.4(b).

(c)            Prior to the Effective Time, Parent shall take all necessary corporate action so that upon the Effective Time, Hamid Akhavan shall be the President and Chief Executive Officer of Parent, so long as he is willing and able to serve (the “Post-Closing Parent Chief Executive Officer”).

Section 1.5            Conversion of Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(a)            all shares of Company Common Stock that are held in the Company’s treasury or held directly by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and cease to exist and no consideration shall be paid or payable in respect thereof;

(b)            except as provided in Section 1.5(a), and subject to Section 1.10, each share of Company Class A Common Stock, Company Class C Common Stock and Company Class D Common Stock that is outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Class A Common Stock equal to the Exchange Ratio (with all shares of Company Class C Common Stock outstanding, if any, treated for purposes of this calculation as if converted into Company Class A Common Stock at the effective conversion rate set forth in the Company Articles);

(c)            except as provided in Section 1.5(a), and subject to Section 1.10, each share of Company Class B Common Stock that is outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Class B Common Stock equal to the Exchange Ratio (the per share consideration payable in accordance with Section 1.5(b) and (c), the “Merger Consideration”); and

(d)            each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 1.6            Certain Adjustments. If, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed or converted into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction (which, for the avoidance of doubt, shall not include any conversion of shares of Company Class B Common Stock into Company Class A Common Stock at the option of the holder thereof pursuant to the Company Articles or any conversion of shares of Parent Class B Common Stock into Parent Class A Common Stock at the option of the holder thereof pursuant to the Parent Articles), or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 1.6 shall be construed to permit the parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

Section 1.7            Treatment of Equity Awards.

(a)            Effective as of the Effective Time, each Company Option that is outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into a Parent Option on substantially the same terms and conditions (including applicable vesting (including, if applicable, vesting acceleration), exercise and expiration provisions) as applied to the corresponding Company Option immediately prior to the Effective Time, except that: (i) the number of shares of Parent Class A Common Stock subject to each Parent Option shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such product down to the nearest whole number of shares; and (ii) the per share exercise price for the shares of Parent Class A Common Stock issuable upon exercise of each Parent Option shall be determined by dividing: (A) the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to the corresponding Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent; provided that the exercise price and the number of shares of Parent Class A Common Stock purchasable pursuant to the Parent Options into which the Company Options are converted shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided further that, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Class A Common Stock purchasable pursuant to the Parent Option into which such Company Option is converted shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.

(b)            Effective as of the Effective Time, each Company RSU Award that is outstanding as of immediately prior to the Effective Time shall be treated as follows:

(i)            if such Company RSU Award becomes vested upon the Effective Time pursuant to its terms, then it shall be cancelled and converted into the right to receive, within five (5) Business Days after the Effective Time, a number of fully vested shares of Parent Class A Common Stock (subject to the satisfaction of applicable Tax withholding as specified by the chief executive officer of the Company, in consultation with Parent, which may be in any manner not prohibited by the award agreement evidencing such Company RSU Award) equal to the product determined by multiplying: (A) the number of shares of Company Class A Common Stock subject to such Company RSU Award immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such product to the nearest whole number of shares;

(ii)            if such Company RSU Award is not covered by Section 1.7(b)(i), then, at the Effective Time, unless otherwise agreed to between Parent and the holder of the applicable Company RSU Award, it shall be converted automatically into a Parent RSU Award on substantially the same terms and conditions (including applicable vesting provisions (including, if applicable, vesting acceleration)) that applied to the corresponding Company RSU Award as of immediately prior to the Effective Time, except that the number of shares of Parent Class A Common Stock subject to each such Parent RSU Award shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to the corresponding Company RSU Award immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such product to the nearest whole number of shares.

(c)            As soon as practicable following the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall file a registration statement under the Securities Act on Form S-8, Form S-3 or another appropriate form relating to shares of Parent Common Stock issuable with respect to all Parent Options and Parent RSU Awards delivered pursuant to this Section 1.7, and shall cause such registration statement to remain in effect for so long as such Parent Options and Parent RSU Awards remain outstanding.

(d)            The Company shall take the necessary actions with respect to the Company’s 2017 Amended and Restated Employee Stock Purchase Plan, as amended (the “Company ESPP”) to provide that (i) no new purchase period will be commenced following the date hereof under the Company ESPP, (ii) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current purchase period from those in effect as of the date hereof, (iii) no individuals shall commence participation in the Company ESPP during the period from the date hereof through the Effective Time, (iv) each purchase right issued pursuant to the Company ESPP shall be fully exercised not later than five business days prior to the Effective Time, in which case any shares of Company Common Stock so purchased shall be treated the same as shares of Company Common Stock in accordance with Section 1.5(b), and (v) immediately prior to, and subject to the occurrence of, the Effective Time, the Company ESPP shall terminate and no further rights shall be granted or exercised under the Company ESPP thereafter.

(e)            Prior to the Effective Time, the Company Board or the compensation committee thereof, as applicable, shall adopt all resolutions as are necessary to authorize and approve the treatment of the Company Options, Company RSU Awards and the Company ESPP as contemplated by this Section 1.7.

Section 1.8            No Fractional Shares.

(a)            No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent or otherwise other than the right to receive cash as set forth in Section 1.8(b).

(b)            Notwithstanding any other provision of this Agreement, no fractional Parent Common Stock will be issued and any holder of Company Common Stock entitled to receive a fraction of a share of Parent Common Stock but for this Section 1.8 shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the average of the closing prices per share of Parent Class A Common Stock on the Nasdaq, as reported in the Wall Street Journal (or, if not reported thereby, as reported in another authoritative source), for the five full Trading Days ending on the second Trading Day immediately preceding the date on which the Effective Time occurs by (ii) the fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional shares of Parent Common Stock that would have otherwise been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.8(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of securities in connection with the Merger.

Section 1.9            Closing of Transfer Books. At the Effective Time:

(a)            all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock (“Company Stock Certificates”) and non-certificated shares of Company Common Stock represented by book-entry positions (“Company Book-Entry Shares”) that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, except the right to receive the Merger Consideration pursuant to Section 1.5, cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.8(b) and any dividends or other distributions pursuant to Section 1.10(f); and

(b)            the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books from and after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent, the Surviving Corporation or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.10.

Section 1.10          Exchange of Certificates and Cancellation of Book-Entry Positions.

(a)            Prior to the Closing Date, Parent shall select Parent’s transfer agent or another reputable bank or trust company reasonably satisfactory to Parent and the Company to act as exchange agent with respect to the Merger (the “Exchange Agent”). Prior to or substantially concurrent with the Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.8(b). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.10(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. To the extent that there are losses with respect to the deposits with the Exchange Agent such that any amount in the Exchange Fund is below that required to make prompt payment of any payments of cash in lieu of fractional share interests pursuant to Section 1.8(b) or any dividends or other distributions pursuant to Section 1.10(f), Parent shall promptly replace, restore or supplement the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payment.

(b)            With respect to Company Stock Certificates, as promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Common Stock that such holder is entitled to receive in non-certificated book-entry form pursuant to this Article I in the name of such record holder and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of (A) any cash in lieu of fractional shares as calculated pursuant to Section 1.8(b) plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article I. Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c)            With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the Effective Time, but in any event within three (3) Business Days thereafter, (i) the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to this Article I in the name of such holder of record and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of (A) any cash in lieu of fractional shares as calculated pursuant to Section 1.8(b) plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article I, and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Payment of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid cash dividends and any other dividends or other distributions with respect to Non-DTC Book-Entry Shares shall only be made to the person in whose name such Non-DTC Book-Entry Shares are registered.

(d)            With respect to Company Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article I.

(e)            In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article I, as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.

(f)            No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.10; and (B) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of any applicable abandoned property law, escheat law or other similar Legal Requirement, to receive all such dividends and distributions, without interest).

(g)            Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is twelve (12) months after the date of the Effective Time shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.10 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article I.

(h)            Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock and any dividends or distributions, in each case, that a holder of such Company Stock Certificate or Company Book-Entry Share has the right to receive pursuant to this Article I in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirements, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

Section 1.11          Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent or the Surviving Corporation to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Merger Sub, in the name of the Company or otherwise) be fully authorized to take such action.

Section 1.12          Tax Withholding. Each of Parent, the Exchange Agent, Merger Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement (including under any Company Option or Company RSU Award) any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted and withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

Section 1.13          Tax Treatment. It is intended that, for U.S. federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Section 1.14          Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger and the other transactions contemplated by this Agreement pursuant to NRS Chapter 92A (as provided in NRS 92A.380 and 92A.390) or any other applicable Legal Requirements.

Article II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth (a) in publicly available reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by the Company with the SEC since January 1, 2020 and prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) subject to Section 7.14(a), in the disclosure letter delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”):

Section 2.1            Due Organization and Good Standing; Subsidiaries.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and is in good standing (where such concept is recognized under the laws of the jurisdiction in which it is organized), in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            A correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement, together with the jurisdiction of organization and the Company’s direct or indirect ownership or other equity interest in each such Company Subsidiary, is listed in Section 2.1(b) of the Company Disclosure Letter. As of the date of this Agreement, neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity that would constitute a Company Material Joint Venture, other than as listed in Section 2.1(b) of the Company Disclosure Letter. Each Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all Liens, except for Company Permitted Encumbrances.

Section 2.2            Organizational Documents. Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company, each Company Subsidiary and each Company Material Joint Venture, including all amendments thereto, as in effect on the date of this Agreement. All such Organizational Documents of the Company are in full force and effect and neither (a) the Company nor (b) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

Section 2.3            Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and the Ergen Support Agreement and, subject to receipt of the Required Company Stockholder Vote (which will be received when the Ergen EchoStar Written Consent has been executed and delivered by the Ergen EchoStar Stockholders), to consummate the Merger. On or prior to the date of this Agreement: (a) the Company Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Ergen EchoStar Stockholders) and (ii) recommended that the Company Board adopt resolutions approving, adopting and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and recommending that the Company’s stockholders approve and adopt this Agreement; and (b) the Company Board has, acting upon the unanimous recommendation of the Company Special Committee, unanimously (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Merger by the Company; (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders (other than the Ergen EchoStar Stockholders), (iii) approved, adopted and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, and (iv) directed that this Agreement be submitted to a vote of the Company’s stockholders and recommended in accordance with NRS 92A.120 that the stockholders of the Company approve and adopt this Agreement. The execution and delivery of this Agreement and the Ergen Support Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Ergen Support Agreement other than, with respect to the Merger, the receipt of the Required Company Stockholder Vote (which will be received when the Ergen EchoStar Written Consent has been executed and delivered by the Ergen EchoStar Stockholders) and the filing of the Articles of Merger as required by the NRS. This Agreement and the Ergen Support Agreement have been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent, Merger Sub, the Ergen EchoStar Stockholders and the Ergen DISH Stockholders, as applicable, constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally.

Section 2.4            Non-Contravention; Consents.

(a)            The execution and delivery of this Agreement by the Company and, assuming the receipt of the Required Company Stockholder Vote, the consummation by the Company of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of the Company; (ii) cause a violation of any of the provisions of the Organizational Documents of any Company Subsidiary; (iii) assuming the consents and filings referred to in Section 2.4(b) are made and obtained, and assuming the accuracy of the representations of Parent in Section 3.4(c), conflict with or violate any applicable Legal Requirements; or (iv) result in any loss, limitation. termination or impairment of any right of the Company or any Company Subsidiary (including to own or use any assets or rights), result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon the Company or any Company Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, except, in the cases of clauses (ii), (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            Except as may be required by the Exchange Act, the NRS, applicable Antitrust Laws or applicable Satellite and Communications Laws, the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.5            Capitalization.

(a)            The authorized capital stock of the Company consists of: (i) 4,000,000,000 shares of Company Common Stock, consisting of (A) 1,600,000,000 shares of Company Class A Common Stock, of which 36,162,282 were issued and outstanding as of August 4, 2023 (the “Capitalization Date”), (B) 800,000,000 shares of Company Class B Common Stock, of which 47,687,039 were issued and outstanding as of the Capitalization Date, (C) 800,000,000 shares of Company Class C Common Stock, none of which were outstanding as of the Capitalization Date, and (D) 800,000,000 shares of Company Class D Common Stock, none of which were outstanding as of the Capitalization Date; and (ii) 20,000,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding as of the Capitalization Date. All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable. Other than shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans and set forth in Section 2.5(c), there are no shares of Company Common Stock or other equity interests of the Company or its Subsidiaries reserved for issuance. Since the Capitalization Date, there has been no issuance or grant of any Company Common Stock or any other securities of Company, other than as would have been permitted under Section 4.1(a) if this Agreement were in effect as of such date.

(b)            Except as set forth in the Company Articles, the Company Bylaws or the Company Equity Plans and award agreements thereunder: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal or any similar right; (iii) there are no bonds, debentures, notes or other Indebtedness of the Company issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company or any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in the Company Equity Plans and award agreements thereunder, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

(c)            As of the Capitalization Date: (i) 5,610,902 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options, all of which were granted under a Company Equity Plan; (ii) 200,000 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSU Awards, all of which were granted under a Company Equity Plan; (iii) 4,144,013 shares of Company Common Stock were available for future issuance pursuant to the Company Equity Plans; (iv) 573,646 shares of Company Common Stock were available for future issuance pursuant to the Company ESPP; and (v) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.

(d)            Except as set forth in this Section 2.5, as of the Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of the Company, in each case to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

Section 2.6            Reports; Financial Statements; Internal Controls; Undisclosed Liabilities.

(a)            All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company and Hughes Satellite Systems Corporation with the SEC since January 1, 2020 (the “Company SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Other than Hughes Satellite Systems Corporation, no Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2020. Since January 1, 2020, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b)            The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby (subject, with respect to unaudited financial statements, to normal and recurring year-end adjustments); and (iv) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, KPMG LLP has not resigned (or informed the Company in writing or, to the knowledge of the Company, orally, that it intends to resign) or been dismissed as independent public accounting firm of the Company.

(c)            The Company maintains, and at all times since January 1, 2020 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and the Company’s independent registered accounting firm has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2022. Since January 1, 2020, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date of this Agreement. Since January 1, 2020, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that, in each case, has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d)            Since January 1, 2020, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to any member of senior management of the Company.

(e)            The Company maintains disclosure controls (as defined by Rule 13a-15 or 15d-15 under the Exchange Act) reasonably designed to ensure that all information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f)             Neither the Company nor any Company Subsidiary has effected, entered into or created, or has a commitment to effect, enter into or create, any securitization transaction, joint venture or any similar Contract or transaction, including any Contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K) or any similar arrangements.

(g)            As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review. The Company is in compliance in all material respects with all applicable listing requirements of the Nasdaq Global Select Market (“Nasdaq”).

(h)            Neither the Company nor any Company Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet; (iii) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

Section 2.7            Absence of Certain Changes.

(a)            From the date of the Most Recent Company Balance Sheet to the date of this Agreement, there has not been any fact, event, change, effect, circumstance, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement), and neither the Company nor any Company Subsidiary has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 4.1(a)(i), Section 4.1(a)(ii), Section 4.1(a)(iii), Section 4.1(a)(v), Section 4.1(a)(vii), Section 4.1(a)(viii), Section 4.1(a)(xvi), Section 4.1(a)(xxii) or, to the extent relating to any of the foregoing, Section 4.1(a)(xxiv).

Section 2.8            Intellectual Property, Information Technology and Privacy Matters.

(a)            Section 2.8(a) of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement, of all material Company Registered IP, including for each item: (i) the current owner; (ii) the jurisdiction of application or registration (or in the case of an Internet domain name, the applicable domain name registrar); (iii) where applicable, the application or registration number and the title; and (iv) the date of filing or registration.

(b)            All material Company IP (including all assets identified on Section 2.8(a) of the Company Disclosure Letter) is owned exclusively by the Company or a Company Subsidiary free and clear of all Liens other than Company Permitted Encumbrances.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company Registered IP is subsisting and, to the knowledge of the Company, (other than Company Registered IP constituting pending applications) valid and enforceable; and (ii) none of the material Company Registered IP has lapsed or been abandoned or cancelled (other than on the expiration thereof). There is no Legal Proceeding pending or, to the knowledge of the Company, threatened, in which the validity, enforceability, registrability or ownership of any material Company Registered IP is being contested or challenged (other than office actions or proceedings in the ordinary course of prosecution of any pending applications for registration or issuance).

(d)            To the knowledge of the Company, neither the Company nor any Company Subsidiary is subject to any outstanding Order that restricts in any material manner the use, transfer or licensing of any Company IP. The consummation of the Merger shall not result in (i) the termination of any license, covenant not to assert or similar right granted to the Company or a Company Subsidiary with respect to any material Intellectual Property; (ii) the granting of any licenses or rights to a third Person to material Company IP; or (iii) the release from escrow of any material Company Trade Secrets, technology, Software and/or source code.

(e)            The operations of the businesses of the Company and the Company Subsidiaries as currently conducted do not infringe, misappropriate or otherwise violate, and have not, since January 1, 2020, infringed, misappropriated or otherwise violated, any Intellectual Property owned by any other Person, in each case, in any manner that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Legal Proceeding is pending or, to the knowledge of the Company, threatened (including in connection with any “cease and desist” letters or invitations to take a license) against the Company or any Company Subsidiary, and there have been no complaints, claims or notices received by the Company or any Company Subsidiary since January 1, 2020, alleging, or that could reasonably be construed to allege, any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Company or any Company Subsidiary, or any request or demand for indemnification or defense received by the Company or any Company Subsidiary from any third Person. Since January 1, 2020, neither Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with notice, alleging, any Person is infringing, misappropriating or otherwise violating any material Company IP.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary (i) has received any support, funding, resources or assistance from any government entities, academic institutions, or research centers or private or commercial third parties in their respective research and development activities that have resulted in, or would reasonably be expected to result in, such third parties being granted any rights or licenses to, or ownership interest in, any Company IP, or (ii) is a member of or party to, or has participated in any patent pool, industry standards body, trade association or other organization pursuant to the rules of which the Company or any Company Subsidiary is obligated to license or offer to license any existing or future Company IP to any Person.

(g)            The Company and each Company Subsidiary have taken commercially reasonable steps to protect the confidentiality and value of all material Trade Secrets included in the Company IP or that have been disclosed to the Company or any Company Subsidiary by a third Person, and, to the knowledge of Company, there have been no unauthorized uses or disclosures of any such Trade Secrets.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Person (including any employees, officers, contractors, consultants or service providers) whose work for, or on behalf of, the Company or any Company Subsidiary has involved, or is reasonably expected to involve, the development, discovery, conception or reduction to practice of any Intellectual Property, Software or other technology has executed a written agreement containing a valid and enforceable (A) present assignment to the Company or a Company Subsidiary of all Intellectual Property developed at any time during the course of such Person’s work for, or on behalf of, the Company or any Company Subsidiary, and (B) waiver of all rights therein and (ii)  to the knowledge of the Company, no such Person retains or purports to retain any right, title or interest in or to any such Intellectual Property.

(i)             Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary are in material compliance with the terms or conditions of all relevant Open Source Licenses to which they or their material proprietary Software are subject, including notice and attribution obligations, and (ii) one of the Company’s material proprietary Software, nor any of its other material products or services, are subject to the terms of any Open Source License and distributed, modified, exploited or otherwise made accessible in any manner that requires, or purports to require, (A) the disclosure, licensing or distribution of any source code for any portion of such Software, products or services, (B) the licensing of such Software, products or services to make derivative works or other modifications, (C) the licensing under terms that allow such Software, products or services or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled, or (D) the licensing or redistribution of such Software, products or services on a no-fee or low-fee basis.

(j)             Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each Company Subsidiary are in compliance, and have since January 1, 2020 complied, with all applicable Legal Requirements, as well as their own rules, policies, procedures and Contractual obligations, regarding Personal Data (including the collection, storage, use, transfer and processing thereof); (ii) neither the Company nor any Company Subsidiary has, since January 1, 2020, received any written notice from any applicable Governmental Entity alleging any violation of the foregoing by the Company nor any Company Subsidiary (or by any other Person in connection with the operation of the business), or any investigation regarding any such allegation, nor has the Company nor any of the Company Subsidiaries (or any other Person in connection with the operation of the business) been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each Company Subsidiary, have, since January 1, 2020, taken commercially reasonable steps (including implementing reasonable technical, physical or administrative safeguards) designed to ensure that all Personal Data in their possession or under their control is protected against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, there has been no incident of the same; and (iv) the Company and each Company Subsidiary have, since January 1, 2020, entered into written agreements with all third party service providers, outsources, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company and the Company Subsidiaries that obligate such Persons to comply with all applicable Legal Requirements and to take steps to protect and secure Personal Data from loss, theft, misuse or unauthorized use, access, modification or disclosure.

(k)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020, there has been no failure, breakdown, loss or impairment of, or unauthorized access to or unauthorized use of, any IT Assets used by the Company or any Company Subsidiary that has resulted in a disruption or interruption in the operation of the business of the Company or any Company Subsidiary, or that has resulted in unauthorized disclosure of any confidential information of the Company or any Company Subsidiary to any unauthorized Person, in each case, that has not been resolved to the reasonable satisfaction of the Company. The IT Assets of the Company or any Company Subsidiary (i) operate and perform in all material respects in accordance with their documentation and functional specifications, and (ii) are, to the knowledge of the Company, free from material bugs or other material defects, and do not contain, distribute or make available any Malicious Code. The Company and the Company Subsidiaries have implemented, or are in the process of designing and implementing, commercially reasonable disaster recovery and backup and business continuity plans and procedures.

Section 2.9            Title to Assets; Real Property. The Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the material tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and insurable fee title (or the equivalent in any applicable foreign jurisdiction) to each real property owned by the Company or a Company Subsidiary (collectively, the “Company Owned Real Property”), free and clear of all Liens (other than Company Permitted Encumbrances). Neither the Company nor any Company Subsidiary has received written notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and to the knowledge of the Company, no such proceeding is threatened. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, either the Company or a Company Subsidiary has a good and valid leasehold interest in each lease, sublease or other agreement under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property, in each case pursuant to a lease, sublease or other agreement that is a valid and binding obligation of the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto, and none of the Company or any Company Subsidiary is in default of any provision of any such lease.

Section 2.10          Major Stations. Section 2.10 of the Company Disclosure Letter sets forth all material transmitting and/or receiving radio frequency facilities consisting of land, buildings, fixtures, equipment, improvements (if any), telemetry, tracking and control equipment, service platforms and network operations centers that are owned or leased by the Company or any of the Company Subsidiaries or that are operated as of the date of this Agreement by the Company or any of its Subsidiaries (the “Company Major Stations”).  As of the date of this Agreement, no ground station or other facility (other than a Company Major Station or ground stations or other facilities owned, leased or operated by Parent or a Parent Subsidiary) provides telemetry, tracking and control for any satellite of the Company or any Company Subsidiary.  The improvements included in each Company Major Station and all material components used in connection therewith are (a) in good operating condition and repair (subject to normal wear and tear) and (b) supported by a back-up generator capable of generating power sufficient to meet the requirements of the operations conducted at the Company Major Station, in each case, in all material respects. The Company or a Company Subsidiary has good title to, or in the case of leased property or assets, a valid, binding and enforceable leasehold interest in, the Company Major Stations, in each case free and clear of all Liens (other than Company Permitted Encumbrances). To the knowledge of the Company, no other radio communications facility is causing ongoing or chronic harmful interference to the transmissions from or the receipt of signals by any Company Major Station. To the knowledge of the Company, none of the Company Major Stations are causing chronic harmful interference to the transmissions from or the receipt of signals by any other radio communications facility.

Section 2.11          Contracts. Section 2.11 of the Company Disclosure Letter contains a list as of the date of this Agreement of each of the following Contracts to which the Company or a Company Subsidiary is a party (each such Contract required to be listed in Section 2.11 of the Company Disclosure Letter (whether or not so listed), but excluding any Company Plan, being referred to as a “Material Contract”):

(a)            Each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K, in each case, since January 1, 2020;

(b)            each Contract that (i) restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to compete in any geographic area or line of business, solicit any client or customer or contains any similar restriction or (ii) contains a “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary to conduct business with any Person on a preferential or exclusive basis, or that includes a price protection or rebate provision in favor of the counterparty to such Contract or any similar provision (in the case of each of (i) or (ii), including any such Contracts that would so restrict Parent, any Parent Subsidiary or any Affiliate following the Closing);

(c)            each material joint venture agreement or similar agreement with a third party;

(d)            each Contract between the Company or any Company Subsidiary, on the one hand, and any director, officer or Affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Contract that directly relates to employment arrangements;

(e)            each material acquisition or divestiture Contract or material licensing agreement that contains material indemnities or any “earnout” or other contingent payment obligations that are outstanding obligations of the Company or any Company Subsidiary as of the date of this Agreement;

(f)            each loan or credit agreement, indenture, mortgage, note or other Contract evidencing Indebtedness for borrowed money of the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such Indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $10,000,000, and any Contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary;

(g)            each Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any Company Subsidiary), except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, (ii) extended payment terms for customers in the ordinary course of business or (iii) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or employee of the Company not in excess of $500,000 individually;

(h)            each Contract that grants any right of first refusal or right of first offer or similar right with respect to any material assets, rights or properties of the Company or any Company Subsidiary;

(i)             each material Contract relating to the EchoStar XXIV satellite;

(j)             each collective bargaining or other labor or works council agreement covering employees of the Company or a Company Subsidiary;

(k)            each lease, sublease or license involving real property or equipment pursuant to which the Company or any Company Subsidiary is required to pay an annual base rental in excess of $1,200,000;

(l)            each settlement agreement entered into since January 1, 2020 (i) with a Governmental Entity, (ii) that requires the Company or any Company Subsidiary to pay more than $1,000,000 after the date of this Agreement or (iii) that imposes any material restrictions on the business of the Company or any Company Subsidiary;

(m)           each Contract (i) granting to the Company or any Company Subsidiary a material license, covenant not to sue or other right under any Intellectual Property (excluding Contracts for Software or information technology services that are both (A) generally commercially available on non-discriminatory pricing terms, and (B) not material to the operation, tracking, control or use of satellites, or the processing of telemetry data), (ii) granting to any third Person a license, covenant not to sue or other right under any Company IP (other than non-exclusive licenses granted to customers, vendors or service providers in the ordinary course in connection with the sale, distribution or use of Company Products or goods or services, including licenses that are merely implied or incidental to such sale, distribution or use), (iii) materially restricting the Company’s or any Company Subsidiary’s use or exploitation of any material Company IP or (iv) governing the development or ownership of Intellectual Property material to the businesses of the Company or any Company Subsidiary (other than Contracts with employees, contractors or consultants entered into in the ordinary course of business);

(n)            each Contract with any Top Customer or Top Supplier;

(o)            each Contract with a Top Governmental Customer (other than any Contract that is the subject of Section 2.11(n)); and

(p)            each Contract relating to the operation or maintenance of any Company Major Station with expenditures in excess of $1,000,000 per annum (excluding, for clarity, Contracts with employees of the Company or any Company Subsidiaries which employees operate or maintain such Company Major Stations and excluding any Contracts relating to cleaning, security and catering services provided to such Company Major Station in the ordinary course of business).

There are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Material Contract, in each case except where such breaches or defaults would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Material Contract is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. Prior to the date of this Agreement, no Top Customer or Top Supplier has canceled, terminated or substantially curtailed its relationship with the Company or any Company Subsidiary, given written notice to the Company or any Company Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened to do any of the foregoing.

Section 2.12          Compliance with Legal Requirements; Satellite and Communications Laws; Export Laws.

(a)            The Company and the Company Subsidiaries are, and since January 1, 2020 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has, since January 1, 2020: (i) received any written notice or, to the knowledge of the Company, verbal notice from any Governmental Entity regarding any material violation by the Company, any Company Plan or any fiduciary of any Company Plan of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by the Company or any Company Subsidiary of any Legal Requirement.

(b)            The Company and the Company Subsidiaries hold, and have at all times since January 1, 2020 held, all Governmental Authorizations and other franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and Orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all required tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (collectively, the “Company Permits”), including FCC and ITU authorizations, and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits.

(c)            The Company and the Company Subsidiaries are in compliance with the Satellite and Communications Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There is no pending or, to the knowledge of the Company, threatened, Legal Proceeding by the FCC, ITU or any other Governmental Entity for any alleged violations of Satellite and Communications Laws, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2020, there has been no been failure to complete the required international coordination process triggered by ITU filings under applicable Legal Requirements, except, in any case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor any of the Company Subsidiaries has received any inquiry from the ITU, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary have at all times since January 1, 2020 conducted all import and export transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott laws, rules and regulations of all other countries in which the business of the Company or any Company Subsidiary is conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has been since January 1, 2020 or currently is the subject of a charging letter or penalty notice issued, or an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by the Company or any Company Subsidiary pertaining to such matters. Neither the Company nor any Company Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor is the Company or any Company Subsidiary owned ten percent (10%) or more by an individual or entity that is so designated. Neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, officer, employee, independent contractor, consultant, agent or other person acting on behalf of the Company or any Company Subsidiary, is located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2020, the Company and the Company Subsidiaries have obtained all Governmental Authorizations and other consents, Orders and declarations from, provided all notices to, and made all filings with, all Governmental Entities required for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the U.S. and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, since January 1, 2020, has been in compliance with the terms of all Export Approvals. To the knowledge of the Company, there are no pending or threatened, claims against the Company or any Company Subsidiary with respect to such Export Approvals.

Section 2.13          Legal Proceedings; Investigations; Orders.

(a)            There is no (i) Legal Proceeding pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or affecting any of their respective properties or assets or (ii) to the knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets, in each case that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            There are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any Company Subsidiary relating to potential violations of any Legal Requirement that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any Company Subsidiary, or any of their respective properties, relating to potential violations of any Legal Requirement that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)            There is no Order or similar Contract under which the Company or any Company Subsidiary is subject to ongoing obligations that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 2.14          Anti-Corruption; FCPA. Since January 1, 2020, neither the Company nor any Company Subsidiary nor, to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws or any other Legal Requirements concerning corrupt payments applicable to the Company or any Company Subsidiary (collectively, the “Anti-Corruption Laws”) or (b) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) used any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful expenses, related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any Company Subsidiary; (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or other payment to any person, private or public, in any form, to obtain favorable treatment in securing business, to obtain special concessions or to influence any act or decision of a foreign government official or other person or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. Neither the Company nor any Company Subsidiary, as of the date of this Agreement, (A) is, to the knowledge of the Company, under external or internal investigation for any material violation of any Anti-Corruption Laws or (B) has received any written communication from any Governmental Entity regarding any material violation of, or failure to comply with, any Anti-Corruption Laws. Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as a whole, since January 1, 2020 neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 2.15          Tax Matters.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            The Company and the Company Subsidiaries have timely filed, or caused to be timely filed, taking into account any extension of time within which to file, all Tax Returns required to be filed by or with respect to any of them (the “Company Returns”) and all such Company Returns are true, correct and complete in all material respects.

(ii)            The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Company Return), and the financial statements of the Company and the Company Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary.

(iii)            Each of the Company and the Company Subsidiaries has (A) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (B) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv)            There are no: (A) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any Taxes of the Company or any Company Subsidiary or any Company Returns; (B) extensions or waivers of the limitation period applicable to any Company Return or the period for the assessment of any Taxes of the Company or the Company Subsidiaries; (C) Legal Proceedings pending or threatened in writing (or, to the knowledge of the Company, being threatened) against the Company or any Company Subsidiary in respect of any Tax; (D) deficiencies for Taxes that have been claimed, proposed or assessed by any Governmental Entity against the Company or any Company Subsidiary that have not been fully satisfied by payment; or (E) Liens in respect of or on account of Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary.

(v)            Neither the Company nor any of the Company Subsidiaries (A) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or Parent is or was the common parent or (B) has any liability for Taxes of any Person (other than the Company, any Company Subsidiary, Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor, by Contract or otherwise.

(vi)          Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Legal Requirement) executed prior to the Closing Date, (C) an installment sale or open transaction disposition made prior to the Closing Date, (D) any prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date (E) an election under Section 108(i) of the Code (or any similar state, local, or non-U.S. Legal Requirement) or (F) Section 965 of the Code.

(vii)         Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes or (B) any such agreement or arrangement to which Parent or any Parent Subsidiary is the counterparty.

(viii)        Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(ix)           Within the last six (6) years, no claim has been made by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction.

(x)           Within the last two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Legal Requirement) in a distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Legal Requirement).

(xi)            Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(b)            Neither the Company nor any Company Subsidiary is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 2.16            Employee Benefit Plans.

(a)            Section 2.16(a) of the Company Disclosure Letter sets forth all material Company Plans.

(b)            The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan (in the case of unwritten material Company Plans, written descriptions thereof); (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material correspondence with any Governmental Entity regarding any Company Plan.

(c)            Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified, and, to the knowledge of the Company, no circumstances exist and no events have occurred that would reasonably be expected to affect the qualified status of such Company Plan. Each Company Plan has been operated in compliance with its terms and with all applicable Legal Requirements in all material respects. Without limiting the foregoing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no liability under Title IV of ERISA has been incurred by the Company or any of its ERISA Affiliates that has not been satisfied in full and, to the knowledge of the Company, no condition exists that presents a risk to the Company of incurring such liability.

(d)            Except as set forth on Section 2.16(d) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to any payment or benefit; (ii) materially increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits; or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary. No Company Plan provides for any gross-up, make-whole or other similar payment or benefit in respect of any taxes under Section 4999 of the Code or Section 409A of the Code.

(e)            Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom. No Company Plan provides health or other welfare benefits to retirees or other former employees or service providers of the Company or any Company Subsidiary other than pursuant to applicable Legal Requirements (including Section 4980B of the Code). There are no claims pending or, to the knowledge of the Company, threatened (other than routine claims for benefits in the ordinary course of business consistent with past practice), or Legal Proceedings, and, to the knowledge of the Company, no circumstance exists that would reasonably give rise to a claim or Legal Proceeding, against the Company Plans, any fiduciaries thereof or the assets of any trusts related thereto that, in each case, would reasonably be expected to result in any material liability of the Company or any Company Subsidiary. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all contributions required to be made to any Company Plan by applicable Legal Requirements or otherwise, and (ii) all premiums due or payable with respect to insurance policies funding any Company Plan, have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected on the books and records of the Company.

(f)             Each material Company Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any current or former employee or other service provider of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each without regard to materiality, a “Foreign Plan”) is set forth on Section 2.16(f) of the Company Disclosure Letter. The Company has made available to Parent the plan document for each material Foreign Plan (in the case of unwritten material Foreign Plans, written descriptions thereof). With respect to each Foreign Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Foreign Plan has been maintained, funded and administered in material compliance with applicable Legal Requirements and the requirements of such Foreign Plan’s governing documents and any applicable collective bargaining or other works council agreements, and (ii) such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the applicable Legal Requirements and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan.

(g)            On the date of grant of each Company Option, the per share exercise price of each such Company Option was at least equal to the fair market value of one share of Company Common Stock on such date.

Section 2.17          Labor Matters. Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any collective bargaining agreement with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary. To the knowledge of the Company, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting the Company, any Company Subsidiary or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute or union organizing activity or any similar activity or dispute. There is no material claim or material grievance relating to any employment Contract, wages and hours, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including charges of unfair labor practices or harassment complaints, claims or judicial or administrative proceedings, in each case, which is pending or, to the knowledge of the Company, threatened by or on behalf of any employees of the Company or any Company Subsidiary. The Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirements, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters. The Company and the Company Subsidiaries have in all material respects properly classified all of their service providers as either employees or independent contractors and as exempt or non-exempt for all purposes.

Section 2.18          Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries are, and since January 1, 2020 have been, in compliance with the RCRA, the EPCRA and all other applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or Legal Proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary; (b) since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating or has violated any Environmental Law, is liable under any Environmental Law or has retained or assumed any such liability of a third party by Contract or by operation of law; (c) there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability; (d) under the RCRA, the Company’s Hughes segment is considered a small quantity generator; and (e) the Company and the Company Subsidiaries have filed all reports required to comply with the EPCRA since January 1, 2020. “Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, human exposure to or release of, or the management of any hazardous materials.

Section 2.19          Insurance. Since January 1, 2020, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any: (a) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary; (b) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company or any Company Subsidiary; or (c) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as is customary for the industries in which they operate and as the management of the Company has in good faith determined to be prudent and appropriate. All material insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries as of the date of this Agreement are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary and all claims thereunder have been filed in due and timely fashion, and neither the Company nor any Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such material insurance policies.

Section 2.20          Vote Required. The affirmative vote of the holders of a majority of the voting power of the Company Common Stock outstanding on the record date for a meeting of Company stockholders duly called and held for such purpose by the holders of Company Common Stock entitled to vote to adopt and approve this Agreement and to approve the Merger or the written consent of such holders of Company Common Stock in lieu of a meeting of Company stockholders to the extent permitted by applicable Legal Requirements (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company’s Organizational Documents to adopt and approve this Agreement and for the Company to consummate the Merger, which Required Company Stockholder Vote is capable of, under applicable Legal Requirements and the Company’s Organizational Documents, being, and will be, obtained by delivery of the Ergen EchoStar Written Consent following the execution and delivery of this Agreement.

Section 2.21          Takeover Statutes. None of NRS 78.378-3793, inclusive, NRS 78.411-444, inclusive, or any other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

Section 2.22          Ownership of Parent Common Stock. Since January 1, 2020, neither the Company nor any Company Subsidiary beneficially owns or owned, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock. Other than the Ergen Support Agreement, there are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Parent or any Parent Subsidiary. For the avoidance of doubt, no securities owned directly by any of the Ergen EchoStar Stockholders, by any of the Ergen DISH Stockholders or otherwise by any of the Ergens shall be deemed to be beneficially owned by the Company or any Company Subsidiary as a result of the Ergen Support Agreement or otherwise.

Section 2.23          Opinion of Financial Advisor. Evercore Group L.L.C., financial advisor to the Company Special Committee, has delivered its oral opinion to the Company Special Committee, to be subsequently confirmed by delivery of a written opinion, that as of the date of such opinion and subject to the assumptions, qualifications, limitations and conditions set forth in such opinion, the Exchange Ratio is fair from a financial point of view to the holders of Company Class A Common Stock (other than the Ergen EchoStar Stockholders). The Company will make available to Parent, after receipt thereof, a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only; it being understood and agreed that such opinion is solely for the benefit of the Company Special Committee and may not be relied upon by Parent, Merger Sub or any of their respective Affiliates.

Section 2.24          Brokers. No broker, finder or investment banker (other than Evercore Group L.L.C.) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

Section 2.25          Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Form S-4 (including the Joint Information Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is filed with the SEC, is amended or supplemented or is declared effective or on the date that the Joint Information Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub in writing expressly for inclusion or incorporation by reference therein.

Section 2.26          Related Party Transactions. Except for (a) employment-related Contracts filed or incorporated by reference as an exhibit to the Company SEC Documents or (b) the Company Equity Plans, Section 2.26 of the Company Disclosure Letter sets forth a correct and complete list of the Contracts involving unpaid amounts in excess of $1 million per annum that are in existence as of the date of this Agreement between the Company or any Company Subsidiary, on the one hand, and, on the other hand, (i) the Ergens, (ii) any other present executive officer or director of the Company, (iii) any Person that, to the knowledge of the Company, is the record or beneficial owner of more than five percent (5%) of the shares of Company Class A Common Stock or Company Class B Common Stock as of the date of this Agreement or (iv) to the knowledge of the Company, any Affiliate of any such executive officer, director or owner (other than the Company or any Company Subsidiary).

Article III
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that, except as set forth (a) in publicly available reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) filed or furnished by Parent with the SEC since January 1, 2020 (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) subject to Section 7.14(b), in the disclosure letter delivered to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”):

Section 3.1            Due Organization and Good Standing; Subsidiaries.

(a)            Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent is duly qualified and has all necessary Governmental Authorizations to do business, and is in good standing (where such concept is recognized under the laws of the relevant jurisdiction), in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            As of the date of this Agreement, neither Parent nor Merger Sub nor any Parent Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity that constitutes a Parent Material Joint Venture other than as identified on Exhibit 21 of Parent’s Annual Report on Form 10-K for the year ended December 31, 2022. Each Parent Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each Parent Subsidiary are owned directly or indirectly by Parent free and clear of all Liens, except for Parent Permitted Encumbrances.

Section 3.2            Organizational Documents. Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and Merger Sub, including all amendments thereto, as in effect on the date of this Agreement. All Organizational Documents of Parent, Merger Sub and each Parent Subsidiary are in full force and effect and neither (a) Parent nor (b) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, any Parent Subsidiary is in violation of any of the provisions of such Organizational Documents.

Section 3.3            Authority; Binding Nature of Agreement.

(a)            Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and the Ergen Support Agreement and, subject to receipt of the Required Parent Stockholder Vote (which will be received when the Ergen DISH Written Consent has been executed and delivered by the Ergen DISH Stockholders), to consummate the Merger. On or prior to the date of this Agreement: (i) the Parent Special Committee has unanimously (A) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and its stockholders (other than the Ergen DISH Stockholders) and (B) recommended that the Parent Board adopt resolutions approving, adopting and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and recommending that Parent’s stockholders approve the issuance of shares of Parent Common Stock in connection with the Merger; and (ii) the Parent Board has, acting upon the unanimous recommendation of the Parent Special Committee, unanimously (A) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Merger by Parent, (B) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and its stockholders, (C) approved, adopted and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (D) recommended that Parent’s stockholders approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement (the “Parent Share Issuance”) and (E) directed that the Parent Share Issuance be submitted to a vote of Parent’s stockholders and recommended the approval of the Parent Share Issuance for purposes of the rules and regulations of Nasdaq by the holders of shares of Parent Common Stock (which shall be satisfied by the Ergen DISH Written Consent). The execution and delivery of this Agreement and the Ergen Support Agreement by Parent and the consummation by Parent of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement other than, with respect to the Merger, the receipt of the Required Parent Stockholder Vote (which will be received when the Ergen DISH Written Consent has been executed and delivered by the Ergen DISH Stockholders). This Agreement and the Ergen Support Agreement have been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement and the Ergen Support Agreement on behalf of the Company, the Ergen EchoStar Stockholders and the Ergen DISH Stockholders, as applicable, constitute the valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally.

(b)            Merger Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Merger Sub has: (i) determined that the Merger is fair to and in the best interests of Merger Sub and its sole stockholder; (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (iii) recommended in accordance with NRS 92A.120 that its sole stockholder approve and adopt this Agreement; and (iv) validly authorized and approved the execution, delivery and performance of this Agreement by Merger Sub. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Merger Sub, and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement other than, with respect to the Merger: (A) the adoption and approval of this Agreement and the Merger by Parent as the sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement); and (B) the filing of the Articles of Merger as required by the NRS. Parent, as the sole stockholder of Merger Sub, will vote to adopt and approve this Agreement and the Merger immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally.

Section 3.4            Non-Contravention; Consents.

(a)            The execution and delivery of this Agreement by Parent and Merger Sub and, assuming the receipt of the Required Parent Stockholder Vote (which will be received when the Ergen DISH Written Consent has been executed and delivered by the Ergen DISH Stockholders), the consummation by Parent and Merger Sub of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent, (ii) cause a violation of any of the provisions of the Organizational Documents of any Parent Subsidiary (including Merger Sub); (iii) assuming the consents and filings referred to in Section 3.4(a) of the Parent Disclosure Letter are made and obtained, conflict with or violate any applicable Legal Requirements; or (iv) result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary (including to own or use any assets or rights), result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary, except, in the cases of clauses (ii), (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            Except as may be required by the Exchange Act, the Securities Act, the NRS, the Nasdaq, applicable Antitrust Laws or applicable Satellite and Communications Laws, neither Parent nor Merger Sub, nor any of the other Parent Subsidiaries, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Merger, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)            Parent is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), and is not controlled by a “foreign person,” as defined in the DPA.

Section 3.5            Capitalization.

(a)            The authorized capital stock of Parent consists of: (i) 3,200,000,000 shares of Parent Common Stock, consisting of (A) 1,600,000,000 shares of Parent Class A Common Stock, of which 295,424,040 were issued and outstanding as of the Capitalization Date, (B) 800,000,000 shares of Parent Class B Common Stock, of which 238,435,208 were issued and outstanding as of the Capitalization Date, and (C) 800,000,000 shares of Parent Class C Common Stock, none of which were outstanding as of the Capitalization Date; and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the Capitalization Date. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plans will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable. Other than shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plans and set forth in Section 3.5(b) or for shares reserved in connection with the transactions contemplated by this Agreement, there are no shares of Parent Common Stock or other equity interests in Parent reserved for issuance as of the date of this Agreement.

(b)            Except as set forth in Parent’s Organizational Documents in effect as of the date of this Agreement or the Parent Equity Plans or award agreements thereunder: (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal or any similar right; (iii) there are no bonds, debentures, notes or other Indebtedness of Parent issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote, other than Parent’s (A) 3 3/8% Convertible Notes due 2026; (B) 2 3/8% Convertible Notes Due 2024; and (C) 0% Convertible Notes due 2025 (collectively, the “Parent Convertible Notes”); and (iv) there is no Contract to which Parent or any Parent Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Plans or award agreements thereunder, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c)            As of the Capitalization Date: (i) 29,727,278 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options; (ii) 242,627 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSU Awards; (iii) 51,949,967 shares were reserved for future issuance pursuant to the Parent Equity Plans; (iv) 150,096,700 shares were reserved for future issuance upon conversion of the Parent Convertible Notes; and (v) 92,057,400 shares were reserved for future issuance upon exercise of those certain warrants held by Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc., Barclays Bank PLC, JPMorgan Chase Bank, National Association, London Branch and Goldman, Sachs & Co. issued by Parent in connection with the issuance of Parent’s 3 3/8% Convertible Notes due 2026 (the “Parent Convertible Note Warrant Transactions”).

(d)            Except as set forth in this Section 3.5, as of the Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of Parent other than the Parent Convertible Notes and the Parent Convertible Note Warrant Transactions; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

Section 3.6            Reports; Financial Statements; Internal Controls; Undisclosed Liabilities.

(a)            All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Parent with the SEC since January 1, 2020 (the “Parent SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2020, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

(b)            The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby (subject, with respect to unaudited financial statements, normal and recurring year-end adjustments) and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accounting firms of Parent.

(c)            Parent maintains, and at all times since January 1, 2020 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and Parent’s independent registered accounting firm has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2022. Since January 1, 2020, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date of this Agreement. Since January 1, 2020, there have been no significant deficiencies or material weaknesses in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that, in each case, has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting.

(d)            Since January 1, 2020, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to any member of senior management of Parent.

(e)            Parent maintains disclosure controls (as defined by Rule 13a-15 or 15d-15 under the Exchange Act) reasonably designed to ensure that all information required to be disclosed in the reports that Parent files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f)            As of the date of this Agreement, neither Parent nor any Parent Subsidiary has effected, entered into or created, or has a commitment to effect, enter into or create, any securitization transaction, joint venture or any similar Contract or transaction, including any Contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K) or any similar arrangements.

(g)            As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review. Parent is in compliance in all material respects with all applicable listing requirements of Nasdaq.

(h)            Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that are would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

Section 3.7            Absence of Certain Changes. Since the date of the Most Recent Parent Balance Sheet to the date of this Agreement, there has not been any fact, event, change, effect, circumstance, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.8            Compliance with Legal Requirements.

(a)            Parent and the Parent Subsidiaries are, and since January 1, 2020 have been, in compliance with all Legal Requirements applicable to them and their respective businesses, except where the failure to comply with such Legal Requirements would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has, since January 1, 2020: (i) received any written notice or, to the knowledge of Parent, verbal notice from any Governmental Entity regarding any material violation by Parent, any Parent Plan or any fiduciary of any Parent Plan of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement.

(b)            Parent and the Parent Subsidiaries hold, and have at all times since January 1, 2020 held, all Governmental Authorizations and other franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and Orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of Parent and the Parent Subsidiaries, and have filed all required tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (collectively, the “Parent Permits”), including FCC authorizations, and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay has not had and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened; and (ii) Parent and each Parent Subsidiary is in compliance with the terms and requirements of all Parent Permits.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to be material to Parent and Parent Subsidiaries, taken as a whole, Parent and each Parent Subsidiary have at all times since January 1, 2020 conducted all transactions in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act, Export Administration Regulations, the Arms Export Control Act and the International Traffic in Arms Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the United States Department of State, (iii) import control statutes and regulations administered by the Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of the Treasury, and (v) all applicable sanctions, export and import controls and anti-boycott laws, rules and regulations of all other countries in which the business of Parent or any Parent Subsidiary is conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has been since January 1, 2020 or currently is the subject of a charging letter or penalty notice issued, or an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations, nor are there any currently pending internal investigations by Parent or any Parent Subsidiary pertaining to such matters. Neither Parent nor any Parent Subsidiary is currently designated as a sanctioned party under sanctions administered by OFAC, nor is Parent or any Parent Subsidiary owned ten percent (10%) or more by an individual or entity that is so designated. Neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any director, officer, employee, independent contractor, consultant, agent or other person acting on behalf of Parent or any Parent Subsidiary, is located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2020, Parent and Parent Subsidiaries have obtained all Export Approvals, and each of Parent and Parent Subsidiaries is and, since January 1, 2020, has been in compliance in all respects with the terms of all Export Approvals. To the knowledge of Parent, there are no pending or threatened, claims against Parent or any Parent Subsidiary with respect to such Export Approvals.

Section 3.9            Legal Proceedings; Investigations; Orders.

(a)            There is (i) no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against Parent, Merger Sub or any Parent Subsidiary or affecting any of their respective properties or assets or (ii) to the knowledge of Parent, investigation by any Governmental Entity involving Parent or any Parent Subsidiary or any of their respective properties or assets, in each case that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            There are no subpoenas, civil investigative demands or other written requests for information issued to Parent or any Parent Subsidiary relating to potential violations of any Legal Requirement that are pending or, to the knowledge of Parent, threatened, or any investigations or claims against or affecting Parent or any Parent Subsidiary, or any of their respective properties, relating to potential violations of any Legal Requirement that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c)            There is no court order, decree or judgment, settlement agreement or other Order or similar Contract under which Parent, Merger Sub or any Parent Subsidiary is subject to ongoing obligations that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.10            Anti-Corruption; FCPA. Since January 1, 2020, neither Parent nor any Parent Subsidiary nor, to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any Parent Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any of the Anti-Corruption Laws or (b) except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) used any funds of Parent or a Parent Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful expenses, related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any Parent Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any Parent Subsidiary; (iv) made any fraudulent entry on the books or records of Parent or any Parent Subsidiary; (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or other payment to any person, private or public, in any form, to obtain favorable treatment in securing business, to obtain special concessions or to influence any act or decision of a foreign government official or other person or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. Neither Parent nor any Parent Subsidiary, as of the date of this Agreement, (A) is, to the knowledge of Parent, under external or internal investigation for any material violation of any Anti-Corruption Laws or (B) has received any written communication from any Governmental Entity regarding any material violation of, or failure to comply with, any Anti-Corruption Laws. Except as, individually or in the aggregate, has not been, and would not reasonably be expected to be, material to Parent and Parent Subsidiaries, taken as a whole, since January 1, 2020 neither Parent nor any Parent Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.11            Tax Matters.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i)            Parent and the Parent Subsidiaries have timely filed, or caused to be timely filed, taking into account any extension of time within which to file, all Tax Returns required to be filed by or with respect to any of them (the “Parent Returns”) and all such Parent Returns are true, correct and complete in all material respects.

(ii)           Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Parent Return), and the financial statements of Parent and the Parent Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by Parent or any Parent Subsidiary.

(iii)          Each of Parent and the Parent Subsidiaries has (A) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (B) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv)          There are no: (A) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any Taxes of Parent or any Parent Subsidiary or any Parent Returns; (B) extensions or waivers of the limitation period applicable to any Parent Return or the period for the assessment of any Taxes of Parent or the Parent Subsidiaries; (C) Legal Proceedings pending or threatened in writing (or, to the knowledge of Parent, being threatened) against Parent or any Parent Subsidiary in respect of any Tax; (D) deficiencies for Taxes that have been claimed, proposed or assessed by any Governmental Entity against Parent or any Parent Subsidiary that have not been fully satisfied by payment; or (E) Liens in respect of or on account of Taxes (other than Parent Permitted Encumbrances) upon any of the property or assets of Parent or any Parent Subsidiary.

(v)           Neither Parent nor any of the Parent Subsidiaries (A) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which Parent is the common parent or (B) has any liability for Taxes of any Person (other than Parent, any Parent Subsidiary, the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor, by Contract or otherwise.

(vi)          Neither the Parent nor any Parent Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Legal Requirement) executed prior to the Closing Date, (C) an installment sale or open transaction disposition made prior to the Closing Date, (D) any prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date (E) an election under Section 108(i) of the Code (or any similar state, local, or non-U.S. Legal Requirement) or (F) Section 965 of the Code.

(vii)         Neither Parent nor any Parent Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes or (B) any such agreement or arrangement to which the Company or any Company Subsidiary is the counterparty.

(viii)        Neither Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(ix)          Within the last six (6) years, no claim has been made by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that Parent or any Parent Subsidiary is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction.

(x)            Within the last two (2) years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Legal Requirement) in a distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Legal Requirement).

(xi)          Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(b)            Neither Parent nor any Parent Subsidiary is aware of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.12          Ownership of Company Common Stock. Since January 1, 2020, neither Parent nor any Parent Subsidiary beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. Other than the Ergen Support Agreement, there are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary. For the avoidance of doubt, no securities owned directly by any of the Ergen EchoStar Stockholders, by any of the Ergen DISH Stockholders or otherwise by any of the Ergens shall be deemed to be beneficially owned by Parent or any Parent Subsidiary as a result of the Ergen Support Agreement or otherwise.

Section 3.13          Opinion of Financial Advisor. The Parent Special Committee and the Parent Board has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Parent Special Committee, dated as of the date of this Agreement, to the effect that, as of such date and based upon and subject to the various assumptions, limitations, qualifications and other factors set forth in such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. Parent will make available to the Company a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only; it being understood and agreed that such opinion is solely for the benefit of the Parent Special Committee and the Parent Board and may not be relied upon by the Company.

Section 3.14            Brokers. No broker, finder or investment banker (other than J.P. Morgan Securities LLC) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

Section 3.15          Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 (including the Joint Information Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is filed with the SEC, is amended or supplemented or is declared effective or on the date that the Joint Information Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company in writing expressly for inclusion or incorporation by reference therein.

Section 3.16          Vote Required. The Required Parent Stockholder Vote is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable Legal Requirements and Parent’s Organizational Documents to approve the transactions contemplated by this Agreement, which Required Parent Stockholder Vote is capable of, under applicable Legal Requirements and Parent’s Organizational Documents, being, and will be, obtained by delivery of the Ergen DISH Written Consent following the execution and delivery of this Agreement.

Section 3.17          Related Party Transactions. Except for employment-related Contracts filed or incorporated by reference as an exhibit to the Parent SEC Documents, Section 3.17 of the Parent Disclosure Letter sets forth a correct and complete list of the Contracts involving unpaid amounts in excess of $5 million per annum that are in existence as of the date of this Agreement between Parent or any Parent Subsidiary, on the one hand, (i) the Ergens, (ii) any other present executive officer or director of Parent, (iii) any Person that, to the knowledge of Parent, is the record or beneficial owner of more than five percent (5%) of the shares of Parent Class A Common Stock, Parent Class B Common Stock or Parent Class C Common Stock as of the date of this Agreement or (iv) to the knowledge of Parent, any Affiliate of any such executive officer, director or owner (other than Parent or any Parent Subsidiary).

Article IV
COVENANTS

Section 4.1            Interim Operations.

(a)            The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the date of termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(a) of the Company Disclosure Letter, (3) as required by applicable Legal Requirements (including any applicable Covid-19 Measures that are Legal Requirements) or (4) as expressly required by this Agreement (including any action permitted by Section 4.21), the Company shall, and shall cause the Company Subsidiaries to, conduct its business in the ordinary course in all material respects and in a manner consistent with past practice, and use reasonable best efforts to maintain and preserve intact its business organization, keep available the services of key employees, maintain satisfactory relationships with Governmental Entities, customers, suppliers, distributors and other commercial counterparties and maintain its material assets and properties in their current condition (normal wear and tear excepted). Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the date of termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(a) of the Company Disclosure Letter, (3) as required by applicable Legal Requirements or (4) as expressly required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to):

(i)            amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary (except for immaterial amendments to the Organizational Documents of any Company Subsidiary which would not reasonably be expected to materially delay or prevent the consummation of the Closing or would reasonably be expected to adversely impact Parent and the Parent Subsidiaries);

(ii)           split, combine, subdivide, amend the terms of or reclassify any shares of the Company’s capital stock or the capital stock of any Company Subsidiary (other than any wholly owned Company Subsidiary) (or any securities convertible into any of the foregoing);

(iii)          declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any shares of the Company’s capital stock or the capital stock of any Company Subsidiary, except for dividends or other distributions paid by any wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(iv)          (A) form any Subsidiary that would constitute a Company Subsidiary, (B) make any capital contributions to, or investments in, any other Person (including any officer, director, Affiliate, agent or consultant of the Company or any Company Subsidiary) other than to wholly owned Company Subsidiaries that are not Hughes Satellite Systems Corporation or any “Restricted Subsidiary” under the Secured Indenture or the Unsecured Indenture or (C) acquire (by merger, consolidation, acquisition of stock or assets, formation of a joint venture or otherwise) (1) any other Person, (2) any equity interest in any other Person, (3) any business, or (4) any assets, except, in the case of clause (C), in one or more transactions with respect to which the aggregate consideration for all such transactions does not exceed $5,000,000 and which would not reasonably be expected to materially delay or prevent the consummation of the Closing;

(v)           issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or the capital stock of any Company Subsidiary, other than: (A) shares of capital stock of a wholly owned Subsidiary of the Company issued to either the Company or another wholly owned Subsidiary of the Company; (B) shares of Company Common Stock issuable upon exercise of Company Options or the vesting of Company RSU Awards outstanding on the date of this Agreement; (C) pursuant to the Company ESPP in accordance with the terms of this Agreement; and (D) shares of Company Class A Common Stock issuable upon conversion from other classes of Company Common Stock in accordance with the Company Articles.

(vi)          except in a transaction solely between the Company and any wholly owned Subsidiary of the Company or solely among any wholly owned Subsidiaries of the Company, sell, assign, transfer, lease or license to any third party, or encumber (other than Company Permitted Encumbrances), or otherwise dispose of, any Company IP or any material assets of the Company, other than: (A) sales of inventory or of obsolete assets in the ordinary course of business; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement and set forth on Section 4.1(a)(vi) of the Company Disclosure Letter; (C) non-exclusive licenses of Company IP granted in the ordinary course of business; or (D) disposals of any immaterial Company Registered IP resulting from a cancellation, abandonment or failure to renew any immaterial Company Registered IP in the ordinary course of business;

(vii)        directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s capital stock, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s capital stock, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights binding on the Company and existing prior to the date of this Agreement; or (B) shares of Company Common Stock accepted as payment for the exercise price of Company Options outstanding on the date of this Agreement pursuant to the applicable Company Equity Plan or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options and Company RSU Awards outstanding on the date of this Agreement, as applicable, in accordance with past practice and the terms of the applicable award;

(viii)        (A) incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances to any other person; (B) incur any Lien on any of its material property or assets, except for Company Permitted Encumbrances; or (C) enter into any transactions that amend or otherwise alter available capacity under Section 4.7 of either the Unsecured Indenture or the Secured Indenture;

(ix)          (A) adopt, terminate or materially amend any Company Plan or any collective bargaining or other labor agreement, (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any director, independent contractor or employee of the Company or any Company Subsidiary, other than, (1) in the event the Closing has not occurred by March 1, 2024, increases in base salary to any such individuals who are not directors or officers of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice that do not exceed 5% in the aggregate and (2) increases in connection with promotions permitted under clause (D) in the ordinary course of business consistent with past practice, (C) grant any rights to severance, retention, change in control or termination pay to any director, independent contractor or employee of the Company or any Company Subsidiary, (D) hire or promote any employee to a position with the Company or any Company Subsidiary with an annual rate of base salary in excess of $300,000 or a title of Senior Vice President or higher, or (E) terminate the employment of any employee of the Company or any Company Subsidiary with an annual rate of base salary in excess of $300,000 or a title of Senior Vice President or higher (other than for cause), except for: (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements; and (2) increases required pursuant to any Company Plan as in effect on the date of this Agreement;

(x)           other than in the ordinary course of business consistent with past practice (A) amend, supplement or otherwise modify or terminate any Material Contracts or waive, release or assign any material rights under any Material Contracts (except for (1) terminations pursuant to the expiration of the existing term of any Material Contract and (2) extensions at the option of the Company or any Company Subsidiary under the terms thereof exercised in the ordinary course of business consistent with past practice), or (B) enter into any Contract that, if in effect on the date of this Agreement, would constitute a Material Contract;

(xi)           change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(xii)          (A) make, change or revoke any material Tax election, (B) change or adopt any Tax accounting period or material method of Tax accounting, (C) amend any material Company Return, (D) settle or compromise any liability for material Taxes or any Tax audit, claim, or other proceeding relating to any material Taxes, (E) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Legal Requirement), (F) request any Tax ruling from any Governmental Entity, (G) surrender any right to claim a refund of material Taxes or (H) extend or waive (other than automatically granted extensions and waivers) of the statute of limitations with respect to a material amount of Taxes;

(xiii)        make any capital expenditure that is not contemplated by the capital expenditure budget set forth in Section 4.1(a)(xiii) of the Company Disclosure Letter (a “Company Non-Budgeted Capital Expenditure”), except that the Company or any Subsidiary of the Company may make any Company Non-Budgeted Capital Expenditure that, when added to all other Company Non-Budgeted Capital Expenditures made by the Company and the Company Subsidiaries since the date of this Agreement, would not exceed $5,000,000, individually, or $10,000,000, in the aggregate;

(xiv)        convene any annual or special meeting (or any adjournment or postponement thereof) of the Company’s stockholders;

(xv)         enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other equity interests;

(xvi)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvii)       commence, settle or compromise any litigation, claim, suit, action, proceeding or other Legal Proceeding, except for settlements or compromises that (A) involve solely monetary remedies and, in the case of settlements involving the payment of money by the Company or the Company Subsidiaries, have a value not in excess of $5,000,000 in the aggregate, (B) do not impose any material restriction on the Company’s business or the business of the Company Subsidiaries, (C) do not relate to any litigation, claim, suit, action, proceeding or other Legal Proceeding by the Company’s stockholders in connection with this Agreement or the Merger and (D) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary;

(xviii)      materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xix)         amend, terminate or allow to lapse any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect;

(xx)          (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to the Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company IP or agreements pursuant to which the Company or any Company Subsidiary licenses or obtains the right to use any Intellectual Property, other than any abandonment of any Company Registered IP at the end of the applicable statutory term or otherwise in the ordinary course of business consistent with past practice, or (B) disclose to any third party any Trade Secret included in the Company IP, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Trade Secret, or in connection with any regulatory filing or any publication of any patent application;

(xxi)         except in the ordinary course of business, enter into any Contract under which the Company or any Company Subsidiary grants or agrees to grant any right, or agrees to pay any royalties or similar obligations, with respect to any Intellectual Property;

(xxii)        enter into any material new line of business or line of business of any kind competitive with Parent and the Parent Subsidiaries;

(xxiii)       take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xxiv)      authorize, enter into any Contract or make any commitment to do any of the foregoing.

(b)            Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the date of termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(b) of the Parent Disclosure Letter, (3) as required by applicable Legal Requirements (including any applicable Covid-19 Measures that are Legal Requirements) or (4) as expressly required by this Agreement (including the LLC Conversion or any other action permitted by Section 4.12 or Section 4.21), Parent shall, and shall cause the Parent Subsidiaries to, conduct its business in the ordinary course in all material respects and in a manner consistent with past practice, and use reasonable best efforts to maintain and preserve intact its business organization, maintain satisfactory relationships with Governmental Entities, customers, suppliers, distributors and other commercial counterparties and maintain its material assets and properties in their current condition (normal wear and tear excepted). Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the date of termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (2) as set forth in Section 4.1(b) of the Parent Disclosure Letter, (3) as required by applicable Legal Requirements or (4) as expressly required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to):

(i)            amend Parent’s Organizational Documents in any manner which would reasonably be expected to materially delay or prevent the consummation of the Closing or would be adverse in any material respect to the holders of Company Class A Common Stock relative to holders of Parent Class A Common Stock;

(ii)            split, combine, subdivide, amend the terms of or reclassify any shares of the Parent’s capital stock or the capital stock of any Parent Subsidiary (other than any wholly owned Parent Subsidiary) (or any securities convertible into or exchangeable for, or options, warrants or rights to acquire, any of the foregoing);

(iii)          declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any shares of Parent’s capital stock or the capital stock of any Parent Subsidiary, except for dividends or other distributions paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(iv)          directly or indirectly repurchase, redeem or otherwise acquire any shares of Parent Common Stock (excluding, for clarity, securities convertible into shares of Parent Common Stock), except: (A) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights binding on Parent and existing prior to the date of this Agreement; or (B) shares of Parent Common Stock accepted as payment for the exercise price of Parent Options outstanding on the date of this Agreement pursuant to the applicable Parent Equity Plan or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Parent Options and Parent RSU Awards outstanding on the date of this Agreement, as applicable, in accordance with past practice and the terms of the applicable award;

(v)           change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(vi)          issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchange for, or options, warrants or rights to acquire, any shares of its capital stock or the capital stock of any Parent Subsidiary, other than: (A) shares of capital stock of a wholly owned Subsidiary of Parent issued to either Parent or another wholly owned Subsidiary of Parent; (B) shares of Parent Common Stock issuable upon exercise of Parent Options or the vesting of Parent RSU Awards outstanding on the date of this Agreement; (C) shares of Parent Common Stock issued, sold or granted for or in excess of fair market value in a bona fide arms’-length transaction as determined in good faith by the Parent Board; (D) issuances, sales and grants of additional shares of, or securities convertible or exchange for, or options, warrants or rights to acquire, any shares of its capital stock or the capital stock of any Parent Subsidiary to any unaffiliated Person in a bona fide arms’-length transaction which would not, assuming if aggregated as a single transaction with any issuance, sale or grant previously made pursuant to this Section 4.2(b)(vi)(D), require any approval of holders of Parent Common Stock under Nasdaq Listing Rule 5635; and (E) shares of Parent Class A Common Stock issuable upon conversion from other classes of Parent Common Stock in accordance with the Parent Articles;

(vii)         take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(viii)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries; or

(ix)          authorize, enter into any Contract or make any commitment to do any of the foregoing.

(c)            During the period from the date of this Agreement through the earlier of the Closing or the date of termination of this Agreement, upon request of the Company, subject to the limitations set forth in Section 4.8, Parent and its Subsidiaries shall keep the Company reasonably informed of any material capital raising (debt, equity or otherwise) or refinancing opportunities Parent or any of its Subsidiaries are pursuing.

Section 4.2            No Solicitation of Acquisition Proposals.

(a)            No Solicitation of Acquisition Proposals by the Company. From and following the execution and delivery of the Ergen EchoStar Written Consent by the Ergen EchoStar Stockholders, the Company will not, and the Company will cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly:

(i)            solicit, initiate or knowingly encourage or facilitate any inquiries regarding, or the submission or announcement of, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Acquisition Proposal;

(ii)            furnish any information regarding the Company or any Subsidiary of the Company in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Company Acquisition Proposal;

(iii)          engage in or otherwise participate in any discussions or negotiations with any Person with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Company Acquisition Proposal; or

(iv)          approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to any Company Acquisition Proposal.

(b)            Subject to Section 4.2(a), if the Company or an Affiliate thereof receives an Acquisition Proposal or an inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company and/or such Affiliate shall promptly (and in no event later than 24 hours after receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), and shall, in accordance with Section 4.2(a), not engage with the Person making such Company Acquisition Proposal or their Representatives. Thereafter, the Company and/or such Affiliate shall keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status of such Company Acquisition Proposal or request, including any material change to the terms of such Company Acquisition Proposal.

(c)            Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person relating to any Company Acquisition Proposal made prior to the date of this Agreement, including by terminating access of any third party (other than Parent and its Representatives) to any electronic data room or similar platform granted in connection with any Company Acquisition Proposal.

(d)            “Company Acquisition Proposal” shall mean any inquiry, offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any Parent Subsidiaries) contemplating or otherwise relating to any: (i) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, tender offer, exchange offer or other similar transaction involving the Company; (ii) any acquisition or transaction (A) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company, or (B) in which the Company issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company; (iii) any sale, lease, exchange, transfer, exclusive license, exclusive sublicense, acquisition or disposition of 25% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses) that constitute or account for 25% or more of the net revenues or net income of the Company and the Company Subsidiaries, taken as a whole; (iv) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of the Company or any of the Company Subsidiaries; or (v) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company is 25% or more or the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, involved are 25% or more.

(e)            No Solicitation of Acquisition Proposals by Parent. From and following the execution and delivery of the Ergen DISH Written Consent by the Ergen DISH Stockholders, Parent will not, and Parent will cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly:

(i)            solicit, initiate or knowingly encourage or facilitate any inquiries regarding, or the submission or announcement of, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii)            furnish any information regarding Parent or any Subsidiary of Parent in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Parent Acquisition Proposal;

(iii)          engage in or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Parent Acquisition Proposal; or

(iv)          approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to any Parent Acquisition Proposal.

(f)            Subject to Section 4.2(e), if Parent or an Affiliate thereof receives an Acquisition Proposal or an inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent and/or such Affiliate shall promptly (and in no event later than 24 hours after receipt of such Parent Acquisition Proposal or request) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Parent Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), and shall, in accordance with Section 4.2(e), not engage with the Person making such Parent Acquisition Proposal or their Representatives. Thereafter, Parent and/or such Affiliate shall keep the Company reasonably informed, on a current basis (and, in any event, within 24 hours), of the status of such Parent Acquisition Proposal or request, including any material change to the terms of such Parent Acquisition Proposal.

(g)            Promptly following the execution and delivery of this Agreement, Parent shall, and shall cause each of its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person relating to any Parent Acquisition Proposal made prior to the date of this Agreement, including by terminating access of any third party (other than the Company and its Representatives) to any electronic data room or similar platform granted in connection with any Parent Acquisition Proposal.

(h)            “Parent Acquisition Proposal” shall mean any inquiry, offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any Company Subsidiaries) contemplating or otherwise relating to any of the following transactions (in each case, solely so long as such transaction would reasonably be expected to prevent or materially delay the Closing or would otherwise be prohibited by Section 4.1(b)): (i) any merger, consolidation, amalgamation, share exchange, business combination, reorganization, tender offer, exchange offer or other similar transaction involving Parent; (ii) any acquisition or transaction (A) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of Parent, or (B) in which Parent issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of Parent; (iii) any sale, lease, exchange, transfer, exclusive license, exclusive sublicense, acquisition or disposition of 25% or more of the consolidated assets of Parent and Parent Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses) that constitute or account for 25% or more of the net revenues or net income of Parent and Parent Subsidiaries, taken as a whole; (iv) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of Parent or any of Parent Subsidiaries; or (v) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Parent is 25% or more or the net revenues, net income or assets of Parent and Parent Subsidiaries, taken as a whole, involved are 25% or more. Notwithstanding anything herein to the contrary, Sections 4.2(e)-(g) shall not apply to any transaction whereby Parent or any Parent Subsidiary enters into definitive documentation with respect to such transaction and consummates such transaction, in each case following the Closing; provided that any such action would not reasonably be expected to prevent or materially delay the Closing.

Section 4.3            Registration Statement; Joint Information Statement/Prospectus; Private Placement of Ergen Shares.

(a)            As promptly as reasonably practicable after the date of this Agreement, (i) Parent and the Company shall prepare and cause to be filed with the SEC the joint information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified under the Exchange Act concerning the Ergen EchoStar Written Consent, the Ergen DISH Written Consent and the transactions contemplated by this Agreement, including the Merger, and a prospectus with respect to the issuance of shares of Parent Class A Common Stock to the Company’s stockholders (other than the Ergen EchoStar Stockholders or any other Ergen) in connection with the Merger to be sent to the Company’s stockholders and Parent’s stockholders (the “Joint Information Statement/Prospectus”) and (ii) Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Information Statement/Prospectus will be included as a prospectus, in each case, in preliminary form. Each of the parties shall: (A) cause the Form S-4 Registration Statement and the Joint Information Statement/Prospectus to comply with all applicable Legal Requirements in all material respects; (B) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments or requests of the SEC or its staff and shall promptly provide the other party with copies of all written correspondence and a summary of all material oral communications between it, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Joint Information Statement/Prospectus; (C) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (D) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Merger; and (E) provide the other party with a reasonable opportunity to review and comment on the drafts of the Form S-4 Registration Statement and the Joint Information Statement/Prospectus and any substantive correspondence (including all responses to SEC comments), amendments or supplements to the Form S-4 Registration Statement or the Joint Information Statement/Prospectus prior to filing with the SEC and shall provide to the other a copy of all such filings made with the SEC. Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the shares of Parent Class A Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for amendment of the Form S-4 Registration Statement or the Joint Information Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information.

(b)            Parent shall use reasonable best efforts to cause the Joint Information Statement/Prospectus to be mailed to Parent’s stockholders, and the Company shall use reasonable best efforts to cause the Joint Information Statement/Prospectus to be mailed to the Company’s stockholders, in each case, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act and, in any event, commencing within one Business Day of the date that the Form S-4 Registration Statement is declared effective.

(c)            Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries and stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 4.3. If any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Information Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, then such party: (i) shall promptly inform the other party thereof; (ii) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Information Statement/Prospectus prior to it being filed with the SEC; (iii) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) if mailing is required pursuant to applicable Legal Requirements, shall cooperate in mailing such amendment or supplement to the stockholders of Parent or the stockholders of the Company (provided, that if Parent and the Company determine to mail any such amendment or supplement, they shall each commence such mailing as promptly as reasonably practicable).

(d)            The Merger Consideration to be paid to the holders of Company Class B Common Stock and to the Ergen EchoStar Stockholders (or otherwise to the Ergens) shall be issued through a private placement exemption from registration under the Securities Act. Parent and the Company shall cooperate and take reasonable steps to ensure the issuance of Parent Common Stock to the holders of Company Class B Common Stock and to the Ergen EchoStar Stockholders (or otherwise to the Ergens) complies with the requirements of the Securities Act and other applicable Legal Requirements.

Section 4.4            Ergen EchoStar Written Consent. The Company shall provide Parent with a copy of the Ergen EchoStar Written Consent by 11:59 p.m., New York City time, on the date that is one day after the date of this Agreement.

Section 4.5            Ergen DISH Written Consent. Parent shall provide the Company with a copy of the Ergen DISH Written Consent by 11:59 p.m., New York City time, on the date that is one day after the date of this Agreement.

Section 4.6            Merger Sub Matters. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as sole stockholder of Merger Sub, shall approve and adopt this Agreement in accordance with the NRS. During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

Section 4.7            Filings; Cooperation.

(a)            Subject to the terms and conditions of this Agreement, each of Parent and the Company shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws and under applicable Satellite and Communications Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; and (iii) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, together with any foreign investment laws or other similar Legal Requirements.

(b)            Each party shall use their respective reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity.  Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other as promptly as practicable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all notifications required under any Legal Requirement with respect to any Antitrust Laws or Satellite and Communications Laws.  Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust, FCC, state- or foreign-licensing or related matters.

(c)            Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.7(a). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact the material as necessary to (i) remove personally sensitive information or information concerning the valuation of such party or any of its Subsidiaries, (ii) comply with other contractual arrangements or applicable Legal Requirements or (iii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (i) consult with the other in good faith prior to taking a position with respect to any filing required by Section 4.7(a); (ii) permit the other to review and discuss reasonably in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 4.7(a) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party reasonably in advance of any meeting or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and teleconferences. Without limiting the foregoing, in the event of a disagreement between the parties, the parties agree that it is Parent’s right to devise the strategy for obtaining clearances, approvals and waiting-period expirations under Antitrust Laws and Satellite and Communications Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith; provided that Parent shall consider in good faith any comments of the Company relating thereto.

(d)            Each of Parent and the Company shall (through its counsel) notify the other promptly upon the receipt of, and, if in writing, shall promptly provide the other party (through its counsel) with copies of: (i) any material communication from any official of any Governmental Entity in connection with the Merger or any filing made pursuant to this Agreement, or from any other Person alleging that the consent of such Person is or may be required in connection with the Merger; (ii) knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the transactions contemplated by this Agreement (and shall keep the other party informed as to the status of any such Legal Proceeding or threat); and (iii) any request by any official of any Governmental Entity for any amendment or supplement to any filing made pursuant to this Agreement or for any information requested by any Governmental Entity in connection with their review or consideration of any filings related to this Agreement. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 4.7(a) Parent or the Company, as the case may be, shall (promptly upon learning of the occurrence of such event) inform the other of the occurrence of such event and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither the Company nor any of the Company Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

Section 4.8            Access.

(a)            Upon reasonable notice, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, afford to the other party and the other party’s Representatives reasonable access, during normal business hours upon prior notice throughout the period prior to the Effective Time, to the their respective personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, each of Parent and the Company shall furnish promptly to the other party all available information concerning its business as Parent or the Company, as the case may be, may reasonably request; provided, however, that each party shall not be required to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of such party would: (i) violate any obligation of such party with respect to confidentiality or privacy; (ii) jeopardize protections afforded such party under the attorney-client privilege, the attorney work product doctrine or any other applicable privilege; or (iii) violate any Legal Requirement, including any Covid-19 Measure; provided that in each case of clauses (i), (ii) and (iii) such party shall inform the other party of the nature of the information being withheld, and shall use its reasonable best efforts to make alternative arrangements with respect to such information. Each party shall use commercially reasonable security measures to access the systems and information of the other party. All confidential information obtained by each party and its Representatives pursuant to this Section 4.8(a) shall be subject to the Confidentiality Agreement so long as it satisfies the definition of “Evaluation Material” contained therein.

(b)            To the extent that any of the information or material furnished pursuant to this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

(c)            No exchange of information or investigation by Parent or the Company or any of their respective Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company or Parent, respectively, set forth in this Agreement.

Section 4.9            Publicity. Parent and the Company shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the transactions contemplated hereby, including the Merger, and shall not issue any such public announcement, statement or disclosure prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement, statement or disclosure in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the transactions contemplated hereby, including the Merger, that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.9, and (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.9. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

Section 4.10            Reasonable Best Efforts.

(a)            Except to the extent that the parties’ obligations are specifically set forth elsewhere in this Agreement (including filings, notifications, required efforts, actions and other matters with respect to Antitrust Laws and Satellite and Communications Laws governed by Section 4.7), upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement.

(b)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 5.2(a) or Section 5.3(a) not being met, or (ii) the failure by such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

Section 4.11            Certain Employee Matters.

(a)            During the 12-month period commencing on the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to, provide each employee of the Company or any Subsidiary of the Company who continues employment with Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) after the Effective Time (a “Continuing Employee”) with (i) an annual base salary or wage rate that is no less favorable to such Continuing Employee than the annual base salary or wage rate that is provided to such Continuing Employee immediately prior to the Effective Time, and (ii) employee benefits (including severance and long-term incentive opportunities but excluding annual base salary or wage rate) that are substantially comparable in the aggregate to those employee benefits provided to similarly situated employees of Parent and its Subsidiaries (including severance and long-term incentive opportunities but excluding annual base salary or wage rate).

(b)            For purposes of eligibility, level of benefits and vesting and benefits accrual (including with respect to vacation or paid time off, but excluding any defined benefit or retiree medical plans) under the Parent Plans in which the Continuing Employees are eligible to participate, Parent shall, or shall cause the applicable plan sponsor to, credit each Continuing Employee with his or her years of service with the Company, any of the Subsidiaries of the Company and any of its or their predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing Date to credit for such service under any similar Company Plan, except to the extent that such service credit would result in a duplication of benefits for the same period of service. In addition, Parent or the Subsidiaries of Parent (including the Surviving Corporation and its Subsidiaries), as applicable, shall cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the later of the Effective Time and the date on which the Continuing Employee begins participation in such Parent Plan.

(c)            Parent agrees to take the actions set forth on Section 4.11(c) of the Company Disclosure Letter.

(d)            If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date, but contingent on the occurrence of the Closing. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including with respect to loans) to Parent’s 401(k) plan, in the form of cash, in an amount equal to the full account balance distributed to such Continuing Employees from the Company 401(k) Plan. If the Company 401(k) Plan is terminated prior to the Closing Date, each Continuing Employee shall be eligible to participate in Parent’s 401(k) plan on the Closing Date (subject to the terms of Parent’s 401(k) plan and giving effect to the service crediting provisions of Section 4.11(b)).

(e)            Each of the Company and Parent shall provide to the other party copies of any written, broad-based communications with employees of the Company or its Subsidiaries regarding the impact of the Merger on such employee’s employment, compensation or benefits for Parent’s or the Company’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that no such prior approval shall be required in the event (i) the other party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed.

(f)            Nothing in this Section 4.11 or elsewhere in this Agreement, expressed or implied, shall be construed to create a right in any employee of the Company or any of its Subsidiaries to employment with Parent, the Surviving Corporation or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for no reason or any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit arrangement of Parent, the Company or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any Parent Plan, any Company Plan or any other employee benefit plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.11 shall create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company or any of its Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

Section 4.12          Pre-Closing Actions. No later than one (1) Business Day prior to the Effective Time, Parent shall take or cause to be taken all actions that are necessary to (a) cause the status of DISH Orbital as a Colorado corporation to terminate by converting DISH Orbital, in accordance with the Colorado Limited Liability Company Act and Colorado Corporations and Associations Act, into a limited liability company under the laws of the state of Colorado (the “LLC Conversion”) and (b) cause Merger Sub to be a direct wholly owned Subsidiary of DISH DBS Corporation at the Effective Time (the “Merger Sub Transfer”).  Parent shall not, and shall cause its Subsidiaries not to, make an election to treat DISH Orbital as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3 following the LLC Conversion or take any other action inconsistent with the treatment of DISH Orbital as an entity disregarded as separate from Parent for U.S. federal income tax purposes.  Notwithstanding the foregoing, Parent may, by written notice to the Company at least three (3) Business Days prior to the Effective Time, elect not to effect the LLC Conversion or the Merger Sub Transfer if such action (as determined in writing by the Company’s (or the Company Special Committee’s) tax counsel that is providing a Tax Opinion under Section 4.13(b)) would not reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.13          Certain Tax Matters.

(a)            None of the parties shall (and each party shall cause its Subsidiaries not to) knowingly take any action (or knowingly fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The parties intend to report and shall report, for U.S. federal income Tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code unless otherwise required by a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a) of the Code.

(b)            Each of the parties shall cooperate in good faith and use its reasonable best efforts to obtain an opinion of the Company’s (or the Company Special Committee’s) tax counsel to be issued to the Company with respect to the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code (each such opinion, a “Tax Opinion”). In connection with the rendering of any such Tax Opinion, (i) Parent (and Merger Sub) shall deliver to such counsel a duly executed certificate containing such customary representations and warranties as shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable such counsel to render any such Tax Opinion (the “Parent Tax Certificate”), (ii) the Company shall deliver to such counsel a duly executed certificate containing such customary representations and warranties as shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable such counsel to render any such Tax Opinion (the “Company Tax Certificate”), (iii) Parent and the Company shall provide such other information as is reasonably requested by such counsel for purposes of rendering any such Tax Opinion, and (iv) the Company’s (or the Company Special Committee’s) tax counsel and tax advisors shall be entitled to rely upon representations contained in the Parent Tax Certificate and the Company Tax Certificate in rendering any such Tax Opinion.

Section 4.14          Indemnification; Directors’ and Officers’ Insurance.

(a)            For a period of no less than six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, all Indemnified Parties to the fullest extent permitted by applicable Legal Requirements as if each Indemnified Party was a director or officer of the indemnifying party, including against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Legal Requirements, provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the other transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer or director of the Company or any of the Subsidiaries of the Company or serving at the request of the Company or any of the Subsidiaries of the Company as a director, officer, employee or agent of another Person, to the fullest extent permitted by applicable Legal Requirements. The parties agree that for six years after the Effective Time all rights to exculpation, elimination or limitation of liability and indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the articles of incorporation or by-laws (or comparable Organizational Documents) of the Company or any of its Subsidiaries or in any agreement set forth on Section 4.14(a) of the Company Disclosure Letter shall survive the Merger and shall continue in full force and effect. For six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect (to the fullest extent permitted under applicable Legal Requirements) the provisions in: (i) the Organizational Documents of the Company and each of the Subsidiaries of the Company; and (ii) any other agreements of the Company or any of the Subsidiaries of the Company with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement set forth on Section 4.14(a) of the Company Disclosure Letter, and no such provision shall be amended, modified or repealed in any respect, except as required by applicable Legal Requirements or with the prior written consent of such Indemnified Party.

(b)            For a period of no less than six years following the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the coverage provided by the existing policy of the Company’s directors’ and officers’ liability insurance (the “D&O Policy”) covering (through successor coverage) claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering (through successor coverage) each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement. Notwithstanding anything to the contrary in this Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.14(b), Parent may, or the Company shall if Parent directs the Company to do so in writing, prior to the Effective Time, purchase a six-year “tail” prepaid policy on the D&O Policy from a carrier with comparable or better credit ratings to the Company’s existing D&O Policy carrier and on terms and conditions no less favorable to the Indemnified Parties than the terms and conditions of the Company’s existing D&O Policy; provided that, in no event shall Parent or the Surviving Corporation be required to pay an annual premium for such insurance in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Section 4.14(a) of the Company Disclosure Letter) for its directors’ and officers’ liability insurance; provided, further, that in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Corporation under the first sentence of this Section 4.14(b) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 4.14 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification or advancement of expenses pursuant to this Section 4.14, the provisions of this Section 4.14 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c)            The obligations under this Section 4.14 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.14(b) and any of such Person’s heirs, executors, administrators or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.14(b) and any of such Person’s heirs, executors, administrators or representatives. Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.14(b) and any of such Person’s heirs, executors, administrators or representatives are intended to be third party beneficiaries of this Section 4.14, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.14(b) and any of such Person’s heirs, executors, administrators or representatives under this Section 4.14 shall be in addition to, and not in substitution for, any other rights that such Persons may have under any Organizational Documents of the Company or any of its Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

(d)            In the event that Parent, the Surviving Corporation or any of their respective Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.14(b) and any of such Person’s heirs, executors, administrators or representatives, proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.14.

Section 4.15          Stockholder Litigation. The Company shall provide Parent with prompt notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers, in their capacities as such, by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding (provided that the Company shall control the strategy thereof) and no such settlement or compromise shall be agreed to without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, Parent shall be entitled to control the defense, settlement or compromise of any Legal Proceeding with respect to Parent or any of its directors or officers, in their capacities as such. In the event there is any Legal Proceeding that relates to both (a) the Company or any of its directors or officers, in their capacities as such, on the one hand, and (b) Parent or any of its directors or officers, in their capacities as such, on the other hand, then the Company and Parent shall control the applicable portion of such Legal Proceeding in accordance with this Section 4.15 and shall reasonably cooperate with each other in connection therewith.

Section 4.16          Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the Merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time. Prior to the Closing, the Company shall cooperate with Parent to cause the shares of Company Class A Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following (but in no event prior to) the Effective Time.

Section 4.17          Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all steps that may be required to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Article I by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Legal Requirements.

Section 4.18          Director Resignations. If requested by Parent, the Company shall cause to be delivered to Parent prior to the Closing resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 4.19          Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated by this Agreement, including the Merger, each of the parties and its respective Board of Directors (including, as applicable, the Company Special Committee and the Parent Special Committee) shall (a) grant such approvals and take all such actions necessary so that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such Takeover Statute on the transactions contemplated by this Agreement. Parent shall ensure that, as of the 10th date following the Closing, the Surviving Corporation’s Organizational Documents provide that NRS 78.378-78.3793, inclusive, do not apply to the Surviving Corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

Section 4.20          Financing Cooperation.

(a)            The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such assistance as reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of existing financing arrangements) as Parent may reasonably determine necessary or advisable in connection with the completion of the Merger or the other transactions contemplated by this Agreement.  Such assistance shall include, but not be limited to, the following: (a) providing such information and making available such personnel as Parent may reasonably request, including the preparation and furnishing in a timely fashion of all financial statements and other data customary to be included in connection therewith (including all audited financial statements, all unaudited financial statements (which shall have been reviewed by the independent accounting firm for the Company as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722)) and all information regarding the Company and its Subsidiaries reasonably required for Parent to prepare pro forma financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type required by and in compliance with Regulation S-X and Regulation S-K promulgated under the Securities Act and related forms; (b) participation in, and assistance with, any marketing activities related to such financing; (c) participation by senior management of the Company in, and their assistance with, the preparation of rating agency presentations and meetings with rating agencies; (d) taking such actions as are reasonably requested by Parent or its financing sources to facilitate the satisfaction of all conditions precedent to obtaining such financing; and (e) assisting in any exchange transactions or consents with respect to the Company Indentures. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be required pursuant to this Section 4.20 to (1) enter into any letter, certificate, document, agreement or instrument (other than customary authorization and representation letters and notices) that will be effective prior to the Closing (or that will otherwise be effective if the Closing does not occur), (2) take any action to the extent it would unreasonably disrupt the business or operations of the Company and the Company Subsidiaries (taken as a whole) or require any of them to take any actions that would reasonably be expected to violate any applicable Legal Requirement, any Contract or their respective Organizational Documents, (3) provide any information to the extent such information would not be required to be provided pursuant to Section 4.8(a), (4) take any actions, or omit to take an action, that would reasonably be expected to result in any personal liability for the directors, officers, employees or stockholders of the Company or any of its Subsidiaries, (5) provide any information that cannot be provided without unreasonable burden or expense or (6) take any action, or omit to take an action, that would reasonably be expected to cause any representation, warranty or covenant in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by Parent) or cause any closing condition set forth in Article V to fail to be satisfied. The Company hereby consents to Parent’s use of and reliance on any audited or unaudited financial statements relating to the Company and the consolidated Company Subsidiaries, including any filings that Parent desires to make with the SEC. In addition, the Company will use reasonable best efforts, at Parent’s sole cost and expense, to obtain the consents of any auditor to the inclusion of the financial statements referenced above in appropriate filings with the SEC.

(b)            Parent shall promptly reimburse the Company for any reasonable and documented costs and expenses (including legal expenses but excluding costs of the Company’s preparation of financial information and financial statements in connection with its compliance with its periodic reporting obligations under the Exchange Act or otherwise in the ordinary course of business) incurred by the Company or any of its Subsidiaries (including reasonable attorneys’ and accountants’ fees) in connection with any action taken (or not taken) in compliance with Section 4.20(a). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from any losses, damages, fines, amounts paid in settlement, costs or expenses arising out of or relating to any action taken (or not taken) in compliance with Section 4.20(a) (other than to the extent any of the foregoing are incurred as a result of gross negligence, bad faith or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives).

(c)            All confidential information regarding the Company and its Subsidiaries provided by the Company and its Subsidiaries pursuant to this Section 4.20 shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

Section 4.21          Post-Signing Matters. The parties hereby agree to the provisions set forth on Section 4.21 of the Company Disclosure Letter.

Article V
CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

Section 5.1            Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable Legal Requirements) at or prior to the Closing, of each of the following conditions:

(a)            Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b)            Compliance with Rule 14c-2 and SEC Rules. 20 days shall have passed following the commencement of mailing of the Joint Information Statement/Prospectus to the Company’s stockholders and Parent’s stockholders; provided that, if following the original commencement of mailing Parent and the Company determine to mail any amendment or supplement to the Joint Information Statement/Prospectus in accordance with Section 4.3(c) then such 20-day period shall be measured from the commencement of the mailing of such amendment or supplement; provided, further, that, to the extent any rules and regulations of the SEC applicable to the Form S-4 Registration Statement filed with the SEC in connection with the transactions contemplated hereby or the Joint Information Statement/Prospectus require a longer period than such 20 days, then this condition shall only be satisfied upon the expiration of such longer period.

(c)            Stockholder Approvals.

(i)            The Required Company Stockholder Vote shall have been obtained.

(ii)           The Required Parent Stockholder Vote shall have been obtained.

(d)            FDI. Any Governmental Authorization required to be obtained prior to consummation of the Merger in connection with the Merger under the Antitrust Laws set forth on Section 5.1(d) of the Company Disclosure Letter shall have been obtained (in accordance with Section 5.1(d) of the Company Disclosure Letter) and shall remain in full force and effect.

(e)            Listing. The shares of Parent Class A Common Stock to be issued pursuant to the Merger shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(f)            No Restraints. No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect (any such Legal Requirement or Order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”).

(g)            Licensing. Any Governmental Authorizations required to be obtained prior to the consummation of the Merger in connection with the transfer of control of the relevant Company Permit as a result of the transactions contemplated hereby under the Satellite and Communications Laws of the jurisdictions set forth on Section 5.1(g) of the Company Disclosure Letter shall have been obtained (in accordance with Section 5.1(g) of the Company Disclosure Letter) and shall remain in full force and effect.

Section 5.2            Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)            Accuracy of Representations. (i) The representations and warranties of the Company contained in Section 2.7(a) (No MAE) shall have been true and accurate at and as of the date of this Agreement and the Closing Date as if made at and as of such time, (ii) the representations and warranties of the Company contained in Section 2.5(a) and (c) (Capitalization) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time); (iii) the representations and warranties of the Company contained in Section 2.1(a) (Due Organization and Good Standing; Subsidiaries) (first sentence only), Section 2.3 (Authority; Binding Nature of Agreement), Section 2.4(a)(i) (Non-Contravention; Consents), Section 2.5(b) and (d) (Capitalization) Section 2.20 (Vote Required), Section 2.21 (Takeover Statutes), Section 2.23 (Opinion of Financial Advisor) and Section 2.24 (Brokers) shall have been true and accurate in all material respects at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time); provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iv) the representations and warranties of the Company set forth in this Agreement (other than those representation and warranties referred to in the foregoing clauses (i) through (iii)) shall have been true and accurate in all respects at and as of the date of this Agreement and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)            Performance of Covenants. The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)            No MAE. Since the entry into this Agreement, there shall have not occurred a Company Material Adverse Effect.

(d)            Certification. Parent shall have received a certificate executed by an executive officer of the Company confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.

Section 5.3            Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

(a)            Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.7 (Absence of Certain Changes) shall have been true and accurate in all respects at and as of the date of this Agreement and as of the Closing Date as if made at and as of such time; (ii) the representations and warranties of Parent contained in Section 3.5(a) and (c) (Capitalization) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time); (iii) the representations and warranties of Parent contained in Section 3.1 (Due Organization and Good Standing) (first sentence only), Section 3.3 (Authority; Binding Nature of Agreement), Section 3.4(a)(i) (Non-Contravention; Consents), Section 3.5(b) and (d) (Capitalization), Section 3.13 (Opinion of Financial Advisor), Section 3.14 (Brokers) and Section 3.16 (Vote Required) shall have been true and accurate in all material respects at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time); provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iv) the representations and warranties of Parent set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) through (iii)) shall have been true and accurate in all respects at and as of the date of this Agreement and the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Parent Material Adverse Effect” qualifications set forth therein shall be disregarded.

(b)            Performance of Covenants. The covenants in this Agreement that Parent or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c)            No MAE. Since the entry into this Agreement, there shall have not occurred a Parent Material Adverse Effect.

(d)            Certification. The Company shall have received a certificate executed by an executive officer of Parent confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied, which certificate shall be in full force and effect.

Article VI
TERMINATION

Section 6.1            Termination. This Agreement may be terminated and the Merger may be abandoned:

(a)            by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)            by Parent or the Company if the Merger shall not have been consummated by the close of business on February 8, 2024 (the “End Date”); provided that, if all conditions have been satisfied (or, in the case of conditions to be satisfied at the Closing, are capable of being satisfied) as of the End Date other than Section 5.1(d) (FDI), Section 5.1(f) (No Restraints) (solely in respect of any Antitrust Law or Satellite and Communications Law) or Section 5.1(g) (Licensing), then the End Date shall be automatically extended for one three (3) month period and such date shall become the End Date for purposes of this Agreement; provided, further that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligations under this Agreement shall have been the primary cause of, or primarily resulted in, the failure of the Effective Time to have occurred on or before the End Date; provided, further, that if all conditions have been satisfied (or, in the case of conditions to be satisfied at the Closing, are capable of being satisfied) as of the End Date other than Section 5.1(b) (Compliance with Rule 14c-2 and SEC Rules), then the End Date shall be automatically extended until the date that is three (3) Business Days following the expiration of the period contemplated by Section 5.1(b) (Compliance with Rule 14c-2 and SEC Rules);

(c)            by Parent or the Company at any time prior to the Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Merger shall have become final and non-appealable; provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if the material breach by such party (or any Subsidiary of such party) of any of such party’s obligations under this Agreement shall have been the primary cause of, or primarily resulted in, the issuance or continued existence of such Relevant Legal Restraint;

(d)            by Parent if the Company has not provided Parent with a copy of the Ergen EchoStar Written Consent by 11:59 p.m., New York City time, on the date that is one day after the date of this Agreement;

(e)            by the Company if Parent has not provided the Company with a copy of the Ergen DISH Written Consent by 11:59 p.m., New York City time, on the date that is one day after the date of this Agreement;

(f)            by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent (and, provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(f) if Parent or Merger Sub is then in material breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b)); or

(g)            by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s or Merger Sub’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant of Parent or Merger Sub is curable by Parent or Merger Sub, as applicable, by the End Date and Parent or Merger Sub, as applicable, is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company (and, provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(g) if the Company is then in material breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b)).

The party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.9, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 6.2            Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) this Section 6.2 and Article VII shall survive the termination of this Agreement and shall remain in full force and effect; and (b) the termination of this Agreement shall not relieve any party from any liability for any fraud or any intentional and material breach of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Article VII
MISCELLANEOUS PROVISIONS

Section 7.1            Special Committee Approval. Notwithstanding anything in this Agreement to the contrary, until the Effective Time, (a) the Company and Parent may take the following actions only with the prior approval of, and shall take any such action if directed to do so by, their respective Special Committee: (i) amending, restating, modifying or otherwise changing any provision of this Agreement or the Ergen Support Agreement; (ii) waiving any right under this Agreement or the Ergen Support Agreement or extending the time for the performance of any obligation of the other party hereunder or any other party under the Ergen Support Agreement; (iii) terminating this Agreement or the Ergen Support Agreement; (iv) making any decision or determination, or taking any action under or with respect to this Agreement or the Ergen Support Agreement; and (v) agreeing to do any of the foregoing, and (b) no decision or determination shall be made, or action taken, by the Company Board or Parent Board, as applicable, under or with respect to this Agreement or the Ergen Support Agreement without first obtaining the approval of the applicable Special Committee. In the event either Special Committee ceases to exist, any consents, determinations, actions or other rights or obligations afforded to such Special Committee shall be afforded to a majority of the remaining independent and disinterested members of the Company Board or Parent Board, as applicable.

Section 7.2            Amendment. Subject to Section 7.1, this Agreement may be amended at any time prior to the Effective Time by an instrument in writing signed on behalf of each of the parties; provided, however, that no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company or Parent without the further approval of such stockholders.

Section 7.3            Waiver.

(a)            Subject to Section 7.1 and except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b)            No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Section 7.4            No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Effective Time. This Section 7.4 shall not limit any covenant or agreement contained in this Agreement to the extent that such covenant or agreement by its terms is to be performed after the Effective Time.

Section 7.5            Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a)            This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Ergen Support Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b)            Without limiting the generality of Section 7.5(a): (i) Parent and Merger Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Agreement, that they are not relying and have not relied on any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Agreement, and that no Representative of the Company has made or is making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement; and (ii) without limiting the foregoing, Parent and Merger Sub acknowledge and agree that the Company has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or Merger Sub or to any of their Representatives, or otherwise (including in certain “data rooms” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Subsidiary of the Company or the future business and operations of the Company or any Subsidiary of the Company or (B) except for the representations and warranties made by the Company in Article II, any oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c)            Without limiting the generality of Section 7.5(a): (i) the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Agreement, that it is not relying and has not relied on any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in this Agreement, and that no Representative of Parent has made or is making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement; and (ii) without limiting the foregoing, the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties whatsoever regarding (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of its Representatives, or otherwise (including in certain “data rooms” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Subsidiary of Parent or the future business and operations of Parent or any Subsidiary of Parent or (B) except for the representations and warranties made by Parent in Article III, any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(d)            Parent, the Company and Merger Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and Merger Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.8. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 7.6            Applicable Law; Jurisdiction.

(a)            This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Nevada applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties: (i) consents to and submits to the exclusive personal jurisdiction of the Eighth Judicial District Court of Clark County, Nevada (or, if that court does not have jurisdiction, the Second Judicial District Court of Washoe County, Nevada, or, if that court does not have jurisdiction, a federal court sitting in Clark County, Nevada or Washoe County, Nevada) in any action, proceeding or other Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action, proceeding or other Legal Proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action, proceeding or other Legal Proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b)            EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION OR OTHER LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.6(b).

Section 7.7            Payment of Expenses. Whether or not the Merger is consummated, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby.

Section 7.8            Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties. Except for the provisions of Article I (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the Effective Time) and Section 4.14 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties, any right, benefit or remedy of any nature.

Section 7.9            Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two Business Days after being sent; (c) if sent by electronic mail, when transmitted (unless the sender receives an automatic undeliverable reply); and (d) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub, to:

DISH Network Corporation

9601 South Meridian Boulevard

Englewood, Colorado 80112

Attention:    Timothy A. Messner

Email:            tim.messner@dish.com

       legal.notices@dish.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:    Andrew J. Nussbaum

       Zachary S. Podolsky

Email:            ajnussbaum@wlrk.com

       zspodolsky@wlrk.com

and

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     Scott D. Miller

       Scott B. Crofton

Email:            millersc@sullcrom.com

       croftons@sullcrom.com

if to the Company, to:

EchoStar Corporation

100 Inverness Terrace East

Englewood, Colorado 80112

Attention:     Chief Legal Officer

Email:             legalnotices@echostar.com (with a copy to

        dean.manson@echostar.com)

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention:     Mark I. Greene

       Aaron M. Gruber

       Jin-Kyu Baek

Email:            mgreene@cravath.com

       agruber@cravath.com

       jbaek@cravath.com

and

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention:     Daniel G. Dufner Jr.

       Michael A. Deyong

Email:           daniel.dufner@whitecase.com

       michael.deyong@whitecase.com

Section 7.10          Severability. Any term or provision of this Agreement that is held or declared to be invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Section 7.11          Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 7.12          Obligations of the Surviving Corporation. Following the Effective Time, Parent shall cause the Surviving Corporation to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of the Surviving Corporation under this Agreement.

Section 7.13          Specific Performance. Each of the parties agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party may have under law or in equity, in the event of any breach or threatened breach by Parent, Merger Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to: (i) a decree or Order of specific performance to enforce the observance and performance of such covenant or obligation; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to such other party obtaining any remedy referred to in this Section 7.13 and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 7.14          Disclosure Letters.

(a)            The Company Disclosure Letter has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Article II and, as applicable, Article IV. Any information set forth in any section or subsection of the Company Disclosure Letter shall be deemed to be disclosed and incorporated by reference for purposes of any other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other Section or subsection notwithstanding the omission of a reference or cross reference thereto. No reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter. The information set forth in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party to any third party of any matter whatsoever, including any violation of any Legal Requirement or breach of any Contract.

(b)            The Parent Disclosure Letter has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Article III and, as applicable, Article IV. Any information set forth in any section or subsection of the Parent Disclosure Letter shall be deemed to be disclosed and incorporated by reference for purposes of any other Section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that it is applicable to such other Section or subsection notwithstanding the omission of a reference or cross reference thereto. No reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Letter. The information set forth in the Parent Disclosure Letter is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party to any third party of any matter whatsoever, including any violation of any Legal Requirement or breach of any Contract.

Section 7.15            Construction. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “or” when used in this Agreement shall be deemed to not be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”. Any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder, and any reference to a Legal Requirement in this Agreement shall only be a reference to such Legal Requirement (as amended, supplemented or otherwise modified) as of the date of this Agreement. Any reference to any Contract shall refer to any such Contract as amended, supplemented or otherwise modified in accordance with its terms and without violating the terms of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to United States dollars. The table of contents to and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. Any reference to the “ordinary course of business” of any Person shall be deemed to refer to the ordinary course of such Person’s business consistent with past practice. Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company or Parent shall mean that such information, document or material was uploaded to the virtual data room maintained by the Company or Parent, as applicable, in connection with the transactions contemplated by the Agreement or filed or furnished with the SEC, in either case, on or before the execution of this Agreement.

[Signature page follows]

Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above.

Dish Network Corporation

By:	/s/ W. Erik Carlson
Name:	W. Erik Carlson
Title:	President and Chief Executive Officer

EchoStar Corporation

By:	/s/ Hamid Akhavan
Name:	Hamid Akhavan
Title:	Chief Executive Officer and President

Eagle Sub Corp.

By:	/s/ Timothy A. Messner
Name:	Timothy A. Messner
Title:	Chief Executive Officer, President, Secretary, Treasurer

Signature Page to Agreement and Plan of Merger

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Acquisition Proposal” shall have the meaning set forth in Section 4.2(c).

A Person shall be deemed to be an “Affiliate” of another Person if, as of the relevant time of determination, such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, Parent and the Parent Subsidiaries, on the one hand, shall be deemed to not be Affiliates of the Company and the Company Subsidiaries, on the other hand and the Company and the Company Subsidiaries, on the one hand, shall be deemed to not be Affiliates of Parent and the Parent Subsidiaries, on the other hand.

“Agreement” shall have the meaning set forth in the Preamble.

“Anti-Corruption Laws” shall have the meaning set forth in Section 2.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 4.7(a).

“Articles of Merger” shall have the meaning set forth in Section 1.2.

“Associate” shall mean, with respect to any Person, as of the relevant time of determination, (a) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 10% or more of any class of voting stock or equity interests or of the voting power; (b) any trust or other estate in which such Person has at least a 10% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions in New York, New York or Denver, Colorado are authorized or required by Legal Requirements to be closed and shall consist of the period from 12:01 a.m. through 12:00 midnight at such location.

“Capitalization Date” shall have the meaning set forth in Section 2.5(a).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 4.11(d).

“Company Acquisition Proposal” shall have the meaning set forth in Section 4.2(d).

“Company Articles” shall mean the Articles of Incorporation of the Company as amended on January 25, 2008 and May 4, 2016.

“Company Board” shall mean the board of directors of the Company.

“Company Book-Entry Shares” shall have the meaning set forth in Section 1.9(a).

“Company Bylaws” shall mean the Bylaws of the Company effective October 16, 2007.

“Company Class A Common Stock” shall mean the Class A Common Stock, par value $0.001 per share, of the Company.

“Company Class B Common Stock” shall mean the Class B Common Stock, par value $0.001 per share, of the Company.

“Company Class C Common Stock” shall mean the Class C Common Stock, par value $0.001 per share, of the Company.

“Company Class D Common Stock” shall mean the Class D Common Stock, par value $0.001 per share, of the Company.

“Company Common Stock” shall mean the Company Class A Common Stock, the Company Class B Common Stock, the Company Class C Common Stock and the Company Class D Common Stock.

“Company Disclosure Letter” shall have the meaning set forth in the introductory paragraph of Article II.

“Company Equity Plans” shall mean the Company’s 2017 Stock Incentive Plan, Amended and Restated 2008 Stock Incentive Plan, 2008 Class B CEO Stock Option Plan, 2017 Non-Employee Director Stock Incentive Plan and Amended and Restated 2008 Non-Employee Director Stock Incentive Plan.

“Company ESPP” shall have the meaning set forth in Section 1.7(d).

“Company Indentures” shall mean the Secured Indenture and the Unsecured Indenture.

“Company IP” shall mean all Intellectual Property owned, or purported to be owned, by the Company or any Company Subsidiary.

“Company Major Stations” shall have the meaning set forth in Section 2.10.

“Company Material Adverse Effect” shall mean any state of fact, event, change, effect, circumstance, occurrence or development that (x) has a material adverse effect on the business, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or (y) the ability of the Company to consummate the transactions contemplated by this Agreement, including the Merger; provided, that, solely with respect to clause (x), no fact, event, change, effect, circumstance, occurrence or development to the extent arising from the following shall be taken into account in determining whether there is a Company Material Adverse Effect: (a) changes after the date of this Agreement in GAAP; (b) changes after the date of this Agreement in applicable Legal Requirements; (c) general economic, business, financial, market or political conditions; (d) changes generally affecting the industry in which the Company and the Company Subsidiaries participate; (e) (i) the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions (or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions), (ii) any hurricane, flood, tornado, earthquake or other weather or natural disaster, (iii) any outbreak of illness or other public health event or pandemic (including Covid-19 and the continuation or worsening thereof) or (iv) any other force majeure event; (f) the negotiation, announcement or pendency of the Agreement, the Merger or the other transactions contemplated by this Agreement (provided that this clause (f) shall not apply to any representation or warranty in Article II to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger); (g) the Company’s failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, provided that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, to the extent otherwise permitted by this definition; (h) any decline in the Company’s stock price or any decline in the market price or trading volume of the Company Class A Common Stock on Nasdaq, in and of itself, or the suspension of trading in or delisting of the Company Class A Common Stock on Nasdaq, provided, that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, to the extent otherwise permitted by this definition; (i) any action taken or omitted to be taken at the written request of Parent or the taking of any action required by this Agreement; (j) any lawsuit commenced by a stockholder of the Company (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty in connection with the execution of the Agreement or the consummation of the transactions contemplated by the Agreement, except, in the case of each of clauses (a), (b), (c), (d), and (e) of this proviso, to the extent that such changes have a disproportionate adverse impact on the Company and the Company Subsidiaries relative to other participants in the industries in which the Company and the Company Subsidiaries operate, in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect.

“Company Material Joint Venture” shall mean any Entity (other than any Company Subsidiary) in which the Company or any of the Company Subsidiaries hold any equity interest or joint venture, partnership or similar interest, the book value of which, as of December 31, 2022, exceeds $30,000,000.

“Company Options” shall mean options to purchase shares of Company Class A Common Stock from the Company.

“Company Owned Real Property” shall have meaning set forth in Section 2.9.

“Company Permits” shall have the meaning set forth in Section 2.12(b).

“Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ and other similar Liens arising or incurred in the ordinary course of business relating to obligations not yet due and payable or that are being contested in good faith by appropriate proceedings; (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Entities, in each case, that do not materially and adversely impact the current use of the affected property; (d) Liens relating to liabilities for which appropriate reserves have been established and are fully reflected in the Most Recent Company Balance Sheet; (e) Liens arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; and (f) Liens or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use or value of the subject asset or property as currently used by the Company and the Company Subsidiaries.

“Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which the Company or any Company Subsidiary maintains, sponsors, contributes to or is required to contribute to for the benefit of its current or former employees, consultants or directors or with respect to which the Company or any Company Subsidiary has any actual or contingent liability.

“Company Registered IP” shall mean any Company IP that is registered with, issued by or the subject of a pending application before the U.S. Patent & Trademark Office or U.S. Copyright Office or any corresponding Governmental Entity or other corresponding public or quasi-public legal authority (including any domain name registrars).

“Company Returns” shall have the meaning set forth in Section 2.15(a).

“Company RSU Award” shall mean each award of restricted stock units representing the right to vest in and be issued shares of Company Class A Common Stock by the Company.

“Company SEC Documents” shall have the meaning set forth in Section 2.6(a).

“Company Special Committee” shall have the meaning set forth in the Recitals.

“Company Stock Certificates” shall have the meaning set forth in Section 1.9(a).

“Company Subsidiary” shall mean any direct or indirect material Subsidiary of the Company.

“Company Tax Certificate” shall have the meaning set forth in Section 4.13(b).

“Confidentiality Agreement” shall mean that certain confidentiality agreement, dated as of April 14, 2023, by and between the Company and Parent.

“Continuing Employees” shall have the meaning set forth in Section 4.11(a).

“Contract” shall mean any contract, license, sublicense, mortgage, indenture, loan agreement, lease, sublease, agreement, arrangement, letter of credit, guarantee, instrument, understanding or other obligation, in each case, whether written or oral and including any amendment, supplement or other modification thereto.

“Covid-19” shall mean SARS-CoV-2 or Covid-19, and any evolutions, mutations, variants or resurgence thereof or related epidemics, pandemics or disease outbreaks.

“Covid-19 Measures” shall mean any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or similar Legal Requirement, directive or bona fide guidelines of or promulgated by any Governmental Entity, including the U.S. Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to Covid-19.

“DISH Orbital” shall mean DISH Orbital Corporation, a Colorado corporation.

“D&O Policy” shall have the meaning set forth in Section 4.14(a).

“DPA” shall have the meaning set forth in Section 3.4(c).

“DTC” shall mean The Depositary Trust Company.

“Effective Time” shall have the meaning set forth in Section 1.2.

“End Date” shall have the meaning set forth in Section 6.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Law” shall have the meaning set forth in Section 2.18.

“EPCRA” shall mean the U.S. Emergency Planning and Community Right-to-Know Act, as amended.

“Ergen DISH Stockholders” shall have the meaning set forth in the Recitals.

“Ergen DISH Written Consent” shall have the meaning set forth in the Recitals.

“Ergen EchoStar Stockholders” shall have the meaning set forth in the Recitals.

“Ergen EchoStar Written Consent” shall have the meaning set forth in the Recitals.

“Ergen Support Agreement” shall have the meaning set forth in the Recitals.

“Ergens” shall mean Charles W. Ergen and Cantey M. Ergen or any member of their respective immediate families or any Affiliate or Associate of any of the foregoing (excluding, in each case, the Company, the Company’s Subsidiaries, Parent and Parent’s Subsidiaries).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.10(a).

“Exchange Fund” shall have the meaning set forth in Section 1.10(a).

“Exchange Ratio” shall mean 2.8500.

“Export Approvals” shall have the meaning set forth in Section 2.12(c).

“FCC” shall mean the U.S. Federal Communications Commission.

“Foreign Plan” shall have the meaning set forth in Section 2.16(f).

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Class A Common Stock to the Company’s stockholders (other than the Ergen EchoStar Stockholders or any other Ergen) in connection with the Merger, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authorization” shall mean any permit, license, registration, qualification or authorization granted by any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral tribunal, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any self-regulatory organization.

“Indebtedness” of any Person shall mean, without duplication: (a) the principal of and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed, and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (b) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (c) to the extent drawn, reimbursement obligations under letters of credit or similar credit, performance, or surety transactions; (d) all obligations of such Person under any swap, hedging, or similar agreement or arrangement that would be payable to terminate such agreement or arrangement, calculated, as of the date Indebtedness is determined, as the amount of any payments that would be required to be paid by such Person, as applicable, to the counterparty banks in the event of an early unwind or early termination of such agreement or arrangement on such date less any amount payable to such Person in connection to such unwind or termination; (e) accrued and unpaid severance payments and benefits relating to periods prior to the Closing or otherwise triggered solely by the transactions contemplated by this Agreement; (f) all obligations for the deferred purchase price of property, services, equity, or other assets (including all seller notes, “earn-out” or similar contingent payment obligations); (g) unfunded obligations for deferred compensation and pension or retirement benefits for any employee of such Person; (h) all accrued and unpaid expenses under the incentive plans of such Person or its Subsidiaries, including annual bonus and target incentive plan bonus (TIPs), (i) all obligations of the type referred to in the foregoing clauses (a) through (h) of another Person secured by any Lien on any property or asset of such first Person; and (j) all guarantees or similar arrangements by such first Person of obligations of the type referred to in the foregoing clauses (a) through (i) in respect of any other Person, it being understood that the amount of any of the foregoing Indebtedness described in clauses (a) through (j) shall include any and all accrued interest, prepayment, breakage, and make-whole fees, expenses, premiums or penalties, related thereto, and any other fees and expenses required to be paid by such Person upon repayment thereof, in each case, including as a result of or in connection with the Closing.

“Indemnified Parties” shall mean any Person (together with such Person’s heirs, executors, administrators or representatives) who is now, has been or becomes at any time prior to the Effective Time, (a) an officer or director of the Company or any of its Subsidiaries or (b) serving at the request of the Company or any of its Subsidiaries as an officer or director of or in any similar capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

“Intellectual Property” shall mean any and all intellectual property or proprietary rights arising in any jurisdiction of the world, including in or with respect to any of the following: (a) patents, patent applications, statutory invention registrations, utility models, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions; (b) trademarks, service marks, trade dress, trade names, brand names, logos, corporate names and other designations of origin; (c) domain names, uniform resource locators, Internet Protocol addresses, and social media handles, accounts and similar signifiers; (d) copyrights and any other equivalent rights in works of authorship (including rights in Software as a work of authorship) and any other related rights of authors; and (e) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”).

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean any computers, Software, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“ITU” shall mean the International Telecommunication Union.

“ITU Radio Regulations” shall mean the International Telecommunication Union Radio Regulations, as amended.

“Joint Information Statement/Prospectus” shall have the meaning set forth in Section 4.3(a).

“knowledge of Parent” shall mean the actual knowledge of the individuals listed in Section 1.1(a) of the Parent Disclosure Letter.

“knowledge of the Company” shall mean the actual knowledge of the individuals listed in Section 1.1(a) of the Company Disclosure Letter.

“Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board or any counterpart outside the United States), lawsuit, arbitration, mediation, court action, or other proceeding before any court or public or private body or tribunal.

“Legal Requirement” shall mean any law, rule or regulation adopted or promulgated by any Governmental Entity.

“Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, claim, charge, security interest, encumbrance, hypothecation or limitation on transfer in respect of such property or asset.

“LLC Conversion” shall have the meaning set forth in Section 4.12.

“Malicious Code” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm” or “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“Material Contract” shall have the meaning set forth in Section 2.11.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.5(c).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub Transfer” shall have the meaning set forth in Section 4.12.

“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of March 31, 2023.

“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of March 31, 2023.

“Nasdaq” shall have the meaning set forth in Section 2.6(g).

“Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.10(c).

“NRS” shall have the meaning set forth in the Recitals.

“OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.

“Open Source License” shall mean any license described by the Open Source Initiative (www.opensource.org), or any license granted on “free software” or “open source software” or under a similar licensing or distribution model or terms, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License.

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended; and (d) with respect to any other Entity, its comparable organizational documents.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Acquisition Proposal” shall have the meaning set forth in Section 4.2(h).

“Parent Articles” shall mean the Amended and Restated Articles of Incorporation of Parent, as amended by the Certificate of Amendment to the Articles of Incorporation of Parent and as further amended by the Certificate of Amendment to the Articles of Incorporation of Parent, effective November 3, 2015.

“Parent Board” shall mean the board of directors of Parent.

“Parent Bylaws” shall mean the Amended and Restated Bylaws of Parent effective November 4, 2019.

“Parent Class A Common Stock” shall mean the Class A Common Stock, par value $0.01 per share, of Parent.

“Parent Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of Parent.

“Parent Class C Common Stock” shall mean the Class C Common Stock, par value $0.01 per share, of Parent.

“Parent Common Stock” shall mean the Parent Class A Common Stock, the Parent Class B Common Stock and the Parent Class C Common Stock.

“Parent Convertible Note Warrant Transactions” shall have the meaning set forth in Section 3.5(c).

“Parent Convertible Notes” shall have the meaning set forth in Section 3.5(b).

“Parent Disclosure Letter” shall have the meaning set forth in the introductory paragraph of Article III.

“Parent Equity Plans” shall mean the Parent 2019 Stock Incentive Plan, the Parent 2009 Stock Incentive Plan, the 2002 Class B CEO Stock Option Plan and the Amended and Restated Parent 2001 Nonemployee Director Stock Option Plan.

“Parent Material Adverse Effect” shall mean any state of fact, event, change, effect, circumstance, occurrence or development that (x) has a material adverse effect on the business, results of operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole, or (y) the ability of Parent to consummate the transactions contemplated by this Agreement, including the Merger; provided, that, solely with respect to clause (x), no fact, event, change, effect, circumstance, occurrence or development to the extent arising from the following shall be taken into account in determining whether there is a Parent Material Adverse Effect: (a) changes after the date of this Agreement in GAAP; (b) changes after the date of this Agreement in applicable Legal Requirements; (c) general economic, business, financial, market or political conditions; (d) changes generally affecting the industry in which Parent and the Parent Subsidiaries participate; (e) (i) the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions (or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions), (ii) any hurricane, flood, tornado, earthquake or other weather or natural disaster, (iii) any outbreak of illness or other public health event or pandemic (including Covid-19 and the continuation or worsening thereof) or (iv) any other force majeure event; (f) the negotiation, announcement or pendency of the Agreement, the Merger or the other transactions contemplated by this Agreement (provided that this clause (f) shall not apply to any representation or warranty in Article III to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger); (g) Parent’s failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself, provided that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect, to the extent otherwise permitted by this definition; (h) any decline in Parent’s stock price or any decline in the market price or trading volume of the Parent Class A Common Stock on Nasdaq, in and of itself, or the suspension of trading in or delisting of the Parent Class A Common Stock on Nasdaq, provided, that in each case the underlying cause or causes may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect, to the extent otherwise permitted by this definition; (i) any action taken or omitted to be taken at the written request of the Company or the taking of any action required by this Agreement; (j) any lawsuit commenced by a stockholder of Parent (in his, her or its capacity as a stockholder) alleging breach of fiduciary duty in connection with the execution of the Agreement or the consummation of the transactions contemplated by the Agreement, except, in the case of each of clauses (a), (b), (c), (d), and (e) of this proviso, to the extent that such changes have a disproportionate adverse impact on Parent and the Parent Subsidiaries relative to other participants in the industries in which Parent and the Parent Subsidiaries operate, in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect.

“Parent Material Joint Venture” shall mean any Entity (other than any Parent Subsidiary) in which Parent or any of the Parent Subsidiaries hold any equity interest or joint venture, partnership or similar interest, the book value of which, as of December 31, 2022, exceeds $30,000,000.

“Parent Options” shall mean options to purchase shares of Parent Class A Common Stock from Parent.

“Parent Permits” shall have the meaning set forth in Section 3.11(a)(viii).

“Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ and other similar Liens arising or incurred in the ordinary course of business relating to obligations not yet due and payable or that are being contested in good faith by appropriate proceedings; (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by Governmental Entities, in each case, that do not materially and adversely impact the current use of the affected property; (d) Liens relating to liabilities for which appropriate reserves have been established and are fully reflected in the Most Recent Parent Balance Sheet; (e) Liens arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; and (f) Liens or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use or value of the subject asset or property as currently used by the Parent and the Parent Subsidiaries.

“Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which Parent or any Parent Subsidiary maintains, sponsors, contributes to or is required to contribute to for the benefit of its current or former employees, consultants or directors or with respect to which Parent or any Parent Subsidiary has any actual or contingent liability.

“Parent Return” shall have the meaning set forth in Section 3.10(a).

“Parent RSU Awards” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Class A Common Stock by Parent.

“Parent SEC Documents” shall have the meaning set forth in Section 3.4(a).

“Parent Share Issuance” shall have the meaning set forth in Section 3.12.

“Parent Special Committee” shall have the meaning set forth in the Recitals.

“Parent Subsidiary” shall mean any direct or indirect material Subsidiary of Parent.

“Parent Tax Certificate” shall have the meaning set forth in Section 4.13(b).

“Person” shall mean any individual or Entity.

“Personal Data” shall mean any information that, alone or in combination with other information, identifies, or could be used to identify, a natural person, together with any other information that is protected under any Legal Requirements concerning privacy or data security, or that is defined as “personal data,” “personally identifiable information” or “personal information” under any applicable Legal Requirement, including any natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, or device identifier.

“Post-Closing Parent Chief Executive Officer” shall have the meaning set forth in Section 1.4(c).

“Prohibited Person” shall mean (a) any individual or entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Legal Requirement, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by such an individual or entity; or (e) any individual or entity that has been designated on any similar list or Order published by a Governmental Entity in the United States.

“RCRA” shall mean the U.S. Resource Conservation and Recovery Act, as amended.

“Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.20.

“Required Parent Stockholder Vote” shall mean the affirmative vote of a majority of the votes cast in person, by proxy at a meeting of Parent stockholders or by written consent in lieu of a special meeting to the extent permitted by applicable Legal Requirements, in each case by the holders of Parent Common Stock entitled to vote thereon with respect to the Parent Share Issuance.

“Satellite and Communications Law” shall mean any U.S. or non-U.S. statute, law, rule, regulation, code, ordinance, order, decree, judgment, injunction, notice or similar instrument of authority issued or promulgated by the FCC, a state public utility or public service commission, the Universal Service Administrative Company or any other U.S. or non-U.S. Governmental Entity that regulates (a) the provision of communications, telecommunications, information, broadcast or video services, (b) the use of electromagnetic spectrum or (c) the assignment of licenses to construct, launch and operate satellites, use the electromagnetic spectrum or provide communications, telecommunications, information, broadcast or video services, including the U.S. Communications Act, the ITU Radio Regulations, the Legal Requirements governing licensing and operations in countries in which the Company or any Company Subsidiaries hold, are applying for, or control, Company Permits, and every other Legal Requirement applicable to interstate and international satellite operations or telecommunications, together with all Legal Requirements concerning the provision of intrastate telecommunications services or concerning the interstate operation of any satellite operations or telecommunications, cable or open video system.

“SEC” shall mean the United States Securities and Exchange Commission.

“Secured Indenture” shall mean that certain Secured Indenture, dated as of July 27, 2016, among Hughes Satellite Systems Corporation, U.S. Bank National Association and Wells Fargo Bank, National Association, pursuant to which Hughes Satellite Systems Corporation issued 5.250% Senior Secured Notes due 2026, as may be supplemented, amended, replaced, refinanced or otherwise modified from time to time.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Software” shall mean any software in any applicable form, including object code, source code, firmware, middleware and embedded versions thereof, and including implementations of algorithms, models and methodologies.

“Special Committees” shall mean the Company Special Committee and the Parent Special Committee, as the case may be.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least 50% of the outstanding voting equity interests issued by such Entity.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 2.21.

“Tax Opinion” shall have the meaning set forth in Section 4.13(b).

“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Top Customer” shall mean a top ten customer (other than Parent and its Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve months ended December 31, 2022.

“Top Governmental Customer” shall mean a customer of the Company or the Company’s Hughes segment that is a Governmental Entity and a top twenty customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve months ended December 31, 2022.

“Top Supplier” shall mean a top ten vendor or supplier (other than Parent and its Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the twelve months ended December 31, 2022.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on Nasdaq.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations and any amended or successor provisions with respect to such regulations).

“U.S. Communications Act” shall mean the U.S. Communications Act of 1934, as amended.

“Unsecured Indenture” shall mean that certain Unsecured Indenture, dated as of July 27, 2016, between Hughes Satellite Systems Corporation and U.S. Bank National Association, pursuant to which Hughes Satellite Systems Corporation issued 6.625% Senior Notes due 2026, as may be supplemented, amended, replaced, refinanced or otherwise modified from time to time.

Exhibit 10.1

SUPPORT AGREEMENT

This SUPPORT AGREEMENT, dated as of August 8, 2023 (this “Agreement”), is entered into by and among (a) Charles W. Ergen, Cantey M. Ergen and the other Persons listed on the signature pages hereto under the heading “Stockholders” (together with any subsequent transferees or assignees who become “Stockholders” pursuant to Section 4(b) below, collectively, the “Stockholders” and each individually, a “Stockholder”), (b) DISH Network Corporation, a Nevada corporation (“Parent”), and (c) EchoStar Corporation, a Nevada corporation (the “Company”). Unless the context otherwise requires, capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the entry into this Agreement, Parent, Eagle Sub Corp., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions thereof, Parent will acquire the Company by means of a merger of Merger Sub with and into the Company (the “Merger”), upon consummation of which, the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation and a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, each Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of, or is an Entity that is the record holder of, the number of shares of (a) Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (the “Owned Company Shares”; the Owned Company Shares and any additional shares of capital stock or other voting securities of the Company of which the Stockholder acquires record or beneficial ownership after the date hereof and prior to the Termination Date (as defined below), including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the Stockholder’s “Covered Company Shares”) and (b) Parent Common Stock set forth opposite such Stockholder’s name on Schedule B hereto (the “Owned Parent Shares” and, together with such Stockholder’s Owned Company Shares, the “Owned Shares”; the Owned Parent Shares and any additional shares of capital stock or other voting securities of Parent of which the Stockholder acquires record or beneficial ownership after the date hereof and prior to the Termination Date, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the Stockholder’s “Covered Parent Shares” and, together with such Stockholder’s Covered Company Shares, the “Covered Shares”);

WHEREAS, as a condition and inducement to the Company, Parent and Merger Sub’s willingness to enter into the Merger Agreement, the Company, Parent and each Stockholder are entering into this Agreement; and

WHEREAS, each Stockholder acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance in part on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if the Stockholders did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and each Stockholder hereby agree as follows:

AGREEMENT

1.             No Voting Agreements. Each Stockholder hereby represents, covenants and agrees, solely with respect to such Stockholder, that such Stockholder (a) has not entered into any voting agreement, voting trust or similar agreement with respect to any Covered Shares, and shall not enter into at any time prior to the Termination Date, any voting agreement, voting trust or similar agreement or understanding with respect to any Covered Shares, (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares and (c) has not taken and shall not knowingly or intentionally take any action that would reasonably be expected to constitute a breach hereof or make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of materially preventing such Stockholder from performing any of his, her or its obligations under this Agreement.

2.             Termination. Subject to Section 13, this Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholders, the Company and Parent to terminate this Agreement (such earliest date being referred to herein as the “Termination Date”); provided that the provisions set forth in Section 4(e) (but only to the extent that this Agreement terminates pursuant to Section 2(a) hereof) and Sections 6, 9, 10, 13 to 27 (inclusive) shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not prevent any party hereto from seeking any remedies (at law or in equity) against any other party for that party’s breach of any of the terms of this Agreement prior to the Termination Date.

3.             Representations and Warranties of Each Stockholder. Each Stockholder hereby represents and warrants to Parent and the Company, solely with respect to such Stockholder as follows:

(a)            Ownership. Such Stockholder is the record and/or beneficial owner of, or is an Entity that is the record holder of, and has good and marketable title to, the Owned Shares set forth opposite such Stockholder’s name on Schedule A or Schedule B (as applicable) hereto, in each case free and clear of any pledges, claims, liens, charges, equities, options, rights of first refusal, encumbrances or security interests of any kind or nature whatsoever and free of any other limitation or restriction (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than as created by this Agreement or restrictions on transfer of general applicability arising under applicable federal securities laws. Such Stockholder (or in the case of Entities, another Stockholder) holds, and, subject to Section 4(b), shall continue to hold during the term of this Agreement, sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of his, her or its Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares set forth opposite such Stockholder’s name on Schedule A or Schedule B (as applicable) hereto and shares of Company Common Stock and Parent Company Stock held by a charitable foundation for which Charles W. Ergen and Cantey M. Ergen serve as officers and directors and identified to the Company and Parent prior to the entry into this Agreement, such Stockholder and his, her or its Affiliates and Associates do not own beneficially or of record any (i) Company Common Stock, Parent Common Stock, or other voting securities of the Company or of Parent, (ii) securities of the Company convertible into or exchangeable for Company Common Stock or other voting securities of the Company, (iii) securities of Parent convertible into or exchangeable for Parent Common Stock or other voting securities of Parent, (iv) options or other rights to acquire from the Company any Company Common Stock, other voting securities or securities convertible into or exchangeable for Company Common Stock or other voting securities of the Company or (v) options or other rights to acquire from Parent any Parent Common Stock, other voting securities or securities convertible into or exchangeable for Parent Common Stock or other voting securities of the Company other than stock options granted by Company or by Parent (it being understood and agreed that, if any such options are exercised prior to the Termination Date, the shares received on account of such exercise shall be Owned Shares subject to this Agreement).

2

(b)            Organization. Such Stockholder, if it is a trust, has been duly created and is validly existing as a common law trust, and each of its trustees has been duly appointed and is validly acting as a trustee of such trust, under the laws of the jurisdiction of its administration. Such Stockholder, if it is an Entity other than a trust, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(c)            Authority. Such Stockholder has all requisite power, capacity and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Stockholder, the performance by such Stockholder of his, her or its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of his, her or its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Stockholder is a trust, no consent of any beneficiary is required for the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of his, her or its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby.

(d)            Consents and Approvals; No Conflicts. Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Stockholder for the execution, delivery and performance of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (A) conflict with or violate any provision of the Organizational Documents of such Stockholder, (B) result in any breach or violation of, or require any consent or action by any Person, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such Stockholder pursuant to, any Contract to which such Stockholder is a party or by which such Stockholder or any property or asset of such Stockholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder or any of such Stockholder’s properties or assets.

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(e)            No Legal Proceedings. As of the date hereof, there is no Legal Proceeding pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that would reasonably be expected to materially restrict or prohibit (or, if successful, would restrict or prohibit) the performance by such Stockholder of his, her or its obligations under this Agreement.

(f)            Fees. Except as provided in the Merger Agreement, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which the Company, Parent or any of their respective Subsidiaries would be liable or responsible following the Closing in connection with the transactions contemplated by the Merger Agreement or this Agreement based upon arrangements made by or on behalf of such Stockholder.

(g)            Reliance by Parent and the Company. Such Stockholder understands and acknowledges that the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance in part upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of such Stockholder contained herein. Such Stockholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of his, her or its choosing. Such Stockholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

4.             Certain Covenants of Each Stockholder. Each Stockholder hereby covenants and agrees as follows:

(a)            Such Stockholder (solely in the capacity as a stockholder of the Company or Parent, as applicable) will comply with the provisions of Section 4.2 (No Solicitation of Acquisition Proposals) of the Merger Agreement applicable to each of the Company and Parent as if such provisions were applicable to such Stockholder (for clarity, without modifying the definitions of Company Acquisition Proposal and Parent Acquisition Proposal set forth therein).

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(b)            Prior to the Termination Date, subject to Section 26 and except as contemplated hereby, such Stockholder shall not (i) tender into any tender or exchange offer, (ii) directly or indirectly sell (constructively or otherwise), transfer, pledge, hypothecate, grant, gift, encumber, assign or otherwise dispose of or convert (collectively “Transfer”), or enter into any contract, option, agreement or other Contract with respect to the Transfer of all or any portion of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement or similar agreement with respect to any Covered Shares or (iv) knowingly take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of materially preventing, disabling or delaying such Stockholder from or in performing his, her or its obligations under this Agreement. Any Transfer in violation of this provision shall be null and void ab initio. If any involuntary Transfer of any of the Covered Shares shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Notwithstanding the foregoing, this Section 4(b) shall not prohibit a Transfer of the Covered Shares (including any new Covered Shares as described in Section4(c)) by such Stockholder to (1) Charles W. Ergen, Cantey M. Ergen or any of their Affiliates (excluding, for clarity, Parent and the Company and their respective Subsidiaries), (2) any member of the respective immediate families of Charles W. Ergen or Cantey M. Ergen, (3) an Entity established for the benefit of Charles W. Ergen or Cantey M. Ergen or any member of their respective immediate families, (4) gifts of an immaterial amount, or (5) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust, so long as, prior to and as a condition to the effectiveness of any such Transfer, (A) the Transfer is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the Transfer is exempt from the registration provisions of the Securities Act and the requirements of all applicable state securities laws, (B) the transferee (if such transferee is not already a party to this Agreement) agrees to be bound by the terms of this Agreement and makes the same representations and warranties of the Stockholders contained herein and executes and delivers to the parties hereto a joinder acceptable to Parent and the Company memorializing such agreement, and (C) the transferee is an “accredited investor” (as defined in Rule 501 of Regulation D under the Securities Act).

(c)            Prior to the Termination Date, in the event that such Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, (i) any additional Company Common Stock or other voting securities with respect to the Company or (ii) any additional Parent Common Stock or other voting securities with respect to Parent, such Company Common Stock or other voting securities, or Parent Common Stock or other voting securities (as applicable) shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of shares of Company Common Stock and Parent Common Stock held by such Stockholder set forth on Schedule A or Schedule B (as applicable) hereto will be deemed amended accordingly and such Company Common Stock or other voting securities or Parent Common Stock or other voting securities (as applicable) shall automatically become subject to the terms of this Agreement. Such Stockholder shall promptly notify Parent and the Company of any such event, unless such acquisition of Company Common Stock or Parent Company Stock is from another Stockholder pursuant to a Transfer permitted under Section 4(b) hereof.

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(d)            Such Stockholder acknowledges the provisions of Section 4.7 (Filings; Cooperation), Section 4.10 (Reasonable Best Efforts; Notification) and Section 4.18 (Takeover Statutes) of the Merger Agreement and hereby agrees to reasonably cooperate with Parent and the Company as reasonably requested in connection with their performance of such provisions, including by providing all information required in connection with any filings, notices or other documents to or for any Governmental Entity or other third person.

(e)            For a period of three (3) years following the Closing, such Stockholder and its controlled Affiliates shall not vote, or cause or direct to be voted (or act by written consent in respect of), the Parent Class A Common Stock owned by any of them as of the Closing Date, after giving effect to the Merger, other than in respect of any matter that is presented to holders of Parent Class A Common Stock on which holders of Parent Class B Common Stock are not entitled to vote.  For the avoidance of doubt, this Section 4(e) shall not apply to any shares of Parent Class A Common Stock acquired by the Stockholders following the Closing, including on the account of the conversion of any shares of Parent Class B Common Stock or received through any stock split, stock dividend or similar transaction.  This Section 4(e) shall be conditioned on the occurrence of the Closing and, otherwise, shall be of no force and effect.

5.             Registration Statement; Joint Information Statement/Prospectus; Private Placement of Ergen Shares.

(a)            Each of the Stockholders shall, as promptly as reasonably practicable, provide information that may be reasonably requested by the Company or Parent in connection with the preparation and/or filing of the Joint Information Statement/Prospectus and the Form S-4 Registration Statement, and the response to any comments or requests of the SEC or its staff in relation to the same. The information supplied by such Stockholder for inclusion in the Form S-4 Registration Statement (including the Joint Information Statement/Prospectus) will not, at the time the Form S-4 Registration Statement (and any amendment or supplement thereto) is filed with the SEC, is amended or supplemented or is declared effective or on the date that the Joint Information Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In the event that any Stockholder becomes aware that the information supplied by such Stockholder for inclusion or incorporation by reference in the Joint Information Statement/Prospectus or the Form S-4 Registration Statement, at any time prior to the Closing, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, such Stockholder will promptly notify the Company and Parent of such circumstance and cooperate with the Company and Parent as they may reasonably request in remedying such circumstance.

(b)            Each of the parties acknowledges that the Merger Consideration to be paid to the Stockholders (the “Applicable Merger Consideration”) shall be issued through a private placement exemption from registration under the Securities Act. Parent, the Company and the Stockholders shall cooperate and take reasonable steps to ensure the issuance of the Merger Consideration (in the form of Parent Class A Common Stock and Parent Class B Common Stock) to the Stockholders complies with the requirements of the Securities Act and other applicable Legal Requirements.

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(c)           Each Stockholder hereby represents, warrants and covenants to Parent and the Company, solely with respect to such Stockholder as follows, as of the date hereof and as of the Closing:

(i)            Such Stockholder has such knowledge, skill and experience in business, financial and investment matters that such Stockholder is capable of evaluating the merits and risks of an investment in the Applicable Merger Consideration payable to such Stockholder. With the assistance of such Stockholder’s own professional advisors, to the extent that such Stockholder has deemed appropriate, such Stockholder has made his, her or its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Applicable Merger Consideration, and the consequences of the Merger Agreement. Such Stockholder has considered the suitability of the Applicable Merger Consideration as an investment in light of his, her or its own circumstances and financial condition and such Stockholder is able to bear the risks associated with an investment in the Applicable Merger Consideration, and it is authorized to invest in the Applicable Merger Consideration.

(ii)           Such Stockholder is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act. Such Stockholder agrees to furnish any additional information reasonably requested by Parent, the Company or any of their respective Affiliates to ensure compliance with the Securities Act and other applicable Legal Requirements in connection with the issuance of the Applicable Merger Consideration to such Stockholder.

(iii)           Such Stockholder understands that the issuance of the Applicable Merger Consideration to such Stockholder would be solely for such Stockholder’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Applicable Merger Consideration. Such Stockholder understands that the Applicable Merger Consideration will not be registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of such Stockholder and of the other representations, warranties and covenants made by such Stockholder in this Agreement. Such Stockholder understands that Parent and the Company are relying upon the representations, warranties and covenants contained in this Agreement (and any supplemental information) for the purpose of determining whether the issuance of the Applicable Merger Consideration to such Stockholder would meet the requirements for such exemptions.

(iv)          Such Stockholder understands that the Applicable Merger Consideration would constitute “restricted securities” under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that such Stockholder may dispose of the Applicable Merger Consideration only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, and such Stockholder understands that Parent has no obligation or intention to register any of the Applicable Merger Consideration or the offering or sale thereof, or to take action so as to permit offers or sales pursuant to the Securities Act or an exemption from registration thereunder (including pursuant to Rule 144 thereunder). Accordingly, such Stockholder understands that, under the SEC’s rules, such Stockholder may dispose of the Applicable Merger Consideration only in “private placements” which are exempt from registration under the Securities Act, in which event the transferee will acquire “restricted securities,” subject to the same limitations that would apply to the Applicable Merger Consideration in the hands of such Stockholder.

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(v)           Such Stockholder agrees that (A) subject to Section 4(b), such Stockholder will not Transfer the Applicable Merger Consideration or any interest therein, or make any offer or attempt to do any of the foregoing, unless the transaction is registered under the Securities Act and complies with the requirements of all applicable state securities laws, or the transaction is exempt from the registration provisions of the Securities Act and the requirements of all applicable state securities laws, (B) if applicable the certificates, if any, representing the Applicable Merger Consideration will bear a legend making reference to the foregoing restrictions and (C) Parent shall not be required to give effect to any purported Transfer of such Applicable Merger Consideration, except upon compliance with the foregoing restrictions.

(vi)          Such Stockholder is a United States person (as defined by Section 7701(a)(30) of the Code).

(vii)         Such Stockholder is not a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”), and is not controlled by a “foreign person,” as defined in the DPA.

6.            Compliance with Merger Agreement. From and following execution of this Agreement, no Stockholder shall, or shall authorize or permit any of his, her or its Associates or Affiliates or his, her or its or their respective Representatives to, directly or indirectly, take or permit any action that would (a) cause or direct the Company or Parent to breach any provision of the Merger Agreement or (b) otherwise materially restrict, limit or interfere with the performance of the Merger Agreement or the transactions contemplated by the Merger Agreement.

7.            Registration Rights Agreement. Prior to the Closing, Parent and the Stockholders will enter into a registration rights agreement reasonably acceptable to the parties providing for the registration of the Ergen Stockholders’ shares of Parent Class A Common Stock and/or shares of Parent Class B Common Stock, in each case, received as Merger Consideration, and/or the registration of shares of Parent Class B Common Stock held by the Ergen Stockholders immediately prior to the closing of the Merger, upon request of the Stockholders, at Parent’s cost and expense.

8.            Stockholder Capacity. This Agreement is being entered into by each Stockholder solely in his, her or its capacity as the record holder or beneficial owner of, or as a trust whose beneficiaries are the beneficial owners of, Covered Shares, and nothing in this Agreement shall restrict, limit or affect any actions taken (or omitted to be taken) by such Stockholder in such Stockholder’s capacity as a director or officer of Parent, the Company or any other Person. No action taken (or omitted to be taken) in any such capacity as a director or officer shall be deemed to constitute a breach of this Agreement.

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9.            Trust Stockholders. In this Agreement, references to an Entity that is a trust Stockholder shall be deemed to be to the relevant trust or the trustees thereof acting in their capacities as such trustees, including for the purposes of such Stockholder’s representations and warranties.

10.          Waiver of Appraisal Rights. Each Stockholder acknowledges that no dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by the Merger Agreement or this Agreement pursuant to NRS 92A.380 and 92A.390 or any other applicable Legal Requirements and each Stockholder has hereby waived any and all applicable dissenter’s or appraisal rights and shall not seek to assert any such rights.

11.          Disclosure. Without limiting the terms of Section 5 or Section 12, each Stockholder hereby authorizes Parent and the Company to publish and disclose in any public filing made in connection with the Merger and the transactions contemplated thereby (including the Form S-4 Registration Statement and the Joint Information Statement/Prospectus) and in any other announcement or disclosure required by the SEC or other applicable Legal Requirements, such Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement.

12.          Further Assurances. From time to time, at the request of Parent or the Company and without further consideration, each Stockholder shall execute and deliver, or cause to be executed and delivered, such additional instruments, and shall take such further action, as Parent or the Company may reasonably request for the purpose of carrying out the intent of this Agreement.

13.          Special Committee Approval. Notwithstanding anything in this Agreement to the contrary, until the Termination Date, (a) the Company and Parent may take the following actions only with the prior approval of, and shall take any such action if directed to do so by, their respective Special Committee: (i) amending, restating, modifying or otherwise changing any provision of this Agreement, (ii) waiving any right under this Agreement or extending the time for the performance of any obligation of any other party hereunder, (iii) terminating this Agreement, (iv) making any decision or determination, or taking any action under or with respect to this Agreement, and (v) agreeing to do any of the foregoing, and (b) no decision or determination shall be made, or action taken, by the Company Board or Parent Board, as applicable, under or with respect to this Agreement without first obtaining the approval of the applicable Special Committee. If either Special Committee ceases to exist, any consents, determinations, actions or other rights or obligations afforded to such Special Committee shall be afforded to a majority of the remaining independent and disinterested members of the Company Board or Parent Board, as applicable.

14.          Amendment and Modification. Neither this Agreement nor any term hereof may be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by Parent, the Company and each of the Stockholders, subject to Section 13.

15.          Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the party against whom the enforcement of such waiver, discharge or termination is sought (and, in the case of Parent or the Company, subject to Section 13).

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16.          Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt, (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two Business Days after being sent, (c) if sent by electronic mail, when transmitted (unless the sender receives an automatic undeliverable reply) and (d) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

(i)            If to a Stockholder, to:

Robert J. Hooke

5856 S. Lowell Blvd., #32-201

Littleton, CO 80123

Email:	rob.hooke@summitcapitalllc.com

(ii)           if to Parent, to:

DISH Network Corporation

9601 South Meridian Boulevard

Englewood, Colorado 80112

Attention:	Timothy A. Messner
Email:	legal.notices@dish.com (with a copy to tim.messner@dish.com)

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Andrew J. Nussbaum
Zachary S. Podolsky

Email:	ajnussbaum@wlrk.com
zspodolsky@wlrk.com

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and

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	Scott D. Miller
Scott B. Crofton

Email:	millersc@sullcrom.com
croftons@sullcrom.com

(iii)          if to the Company, to:

EchoStar Corporation

100 Inverness Terrace East

Englewood, CO 80112

Attention:	Chief Legal Officer
Email:	legalnotices@echostar.com (with a copy to dean.manson@echostar.com)

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention:	Mark I. Greene
Aaron M. Gruber
Jin-Kyu Baek

Email:	mgreene@cravath.com
agruber@cravath.com
jbaek@cravath.com

and

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention:	Daniel G. Dufner Jr.
Michael A. Deyong

Email:	daniel.dufner@whitecase.com
michael.deyong@whitecase.com

17.           Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral (excluding, for clarity, the Confidentiality Agreement, the Merger Agreement, the Ergen DISH Written Consent or the Ergen EchoStar Written Consent), between the parties with respect to the subject matter hereof.

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18.           Section Headings. The article and section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

19.           Construction. For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech. The words “hereof” and “herein” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “or” when used in this Agreement shall be deemed to not be exclusive. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”. Any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder, and any reference to a Legal Requirement in this Agreement shall only be a reference to such Legal Requirement (as amended, supplemented or otherwise modified) as of the date of this Agreement. Any reference to any Contract shall refer to any such Contract as amended, supplemented or otherwise modified in accordance with its terms and without violating the terms of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

20.           Assignment; Third Party Beneficiaries. This Agreement shall not be assignable or otherwise transferable by a party without the prior written consent of the other parties, and any attempt to so assign or otherwise transfer this Agreement without such consent shall be void and of no effect. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the parties hereto. Nothing in this Agreement shall be construed as giving any Person, other than the parties hereto and their heirs, successors, legal representatives and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provision hereof; provided, however, that the Parent Special Committee and the Company Special Committee are each an intended beneficiary of this Agreement and shall be entitled to enforce this Agreement against the Stockholders in accordance with its terms and each of Parent and the Company have the right on behalf of their respective stockholders to seek equitable relief or to pursue damages suffered by Parent and its stockholders or the Company and its stockholders, as applicable in the event of wrongful termination of this Agreement, fraud or intentional breach by the parties hereto, which right is hereby expressly acknowledged and agreed by the parties hereto.

21.            Applicable Law; Jurisdiction.

(a)           This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Nevada applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties (i) consents to and submits to the exclusive personal jurisdiction of the Eighth Judicial District Court of Clark County, Nevada (or, if that court does not have jurisdiction, any other state district court located in the State of Nevada and, if no state district court in the State of Nevada has jurisdiction, a federal court sitting in Nevada) in any action, proceeding or other Legal Proceeding arising out of or relating to this Agreement or the Merger Agreement or any of the transactions contemplated by this Agreement or the Merger Agreement, (ii) agrees that all claims in respect of such action, proceeding or other Legal Proceeding shall be heard and determined in any such court, (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) shall not bring any action, proceeding or other Legal Proceeding arising out of or relating to this Agreement or the Merger Agreement or any of the transactions contemplated by this Agreement or the Merger Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action, proceeding or other Legal Proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

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(b)           EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION OR OTHER LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 21(b).

22.           Enforcement. Each of the parties agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party may have under law or in equity, in the event of any breach or threatened breach by a party of any covenant or obligation of such party contained in this Agreement, the other (non-defaulting) parties shall be entitled to obtain (a) a decree or Order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to such other party obtaining any remedy referred to in this Section 22, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

23.           Severability. Any term or provision of this Agreement that is held to be invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

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24.           Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

25.           No Presumption Against Drafting Party. The parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Legal Requirement, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

26.           No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or the Company or any of their respective controlled Affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefit of and relating to the Covered Shares shall remain vested in and belong to the relevant Stockholder, and Parent and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the other or exercise any power or authority with respect to any Stockholder in the voting or transfer of any Covered Shares except as specifically provided herein and in the Merger Agreement.

27.           Acknowledgment of Merger Consideration; Inapplicability of Certain Organizational Document Provisions. Each Stockholder hereby acknowledges and agrees that, in connection with the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(a)           subject to Sections 1.08 and 1.10 of the Merger Agreement, each Covered Company Share which is a share of Company Class A Common Stock, Company Class C Common Stock (a “Covered Company Class C Share”) or Company Class D Common Stock that is outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Class A Common Stock equal to the Exchange Ratio (with all shares of Company Class C Common Stock outstanding, if any, treated for purposes of this calculation as if converted into Company Class A Common Stock at the effective conversion rate set forth in the Company Articles); and

14

(b)           subject to Sections 1.08 and 1.10 of the Merger Agreement, each Covered Company Share which is a share of Company Class B Common Stock (a “Covered Company Class B Share”) that is outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Class B Common Stock equal to the Exchange Ratio, and, for the avoidance of doubt, (i) each Stockholder who holds any Covered Company Class B Share or Covered Company Class C Share immediately prior to the Effective Time hereby irrevocably and unconditionally waives any and all rights and claims such Stockholder may have, pursuant to Article V(2)(d)(ii) of the Company Articles, to receive, at the closing of the Merger, the consideration such Stockholder would have received at the closing of the Merger if their Covered Company Class B Shares and Covered Company Class C Shares outstanding immediately prior to the Effective Time had been converted into Company Class A Common Stock immediately prior to the Effective Time at the conversion rate set forth in Article V(2)(d)(ii) of the Company Articles and (ii) each and every Stockholder who holds or shall hold any Covered Company Class B Share or Covered Company Class C Share at any time during the period commencing on the date hereof and expiring on the Termination Date hereby irrevocably and unconditionally waives any and all rights and claims such Stockholder may have, pursuant to Article V(2)(e) of the Company Articles, to receive advance written notice of the date on which the Merger shall take place and the date as of which the holders of Company Class A Common Stock of record shall be entitled to exchange their Company Class A Common Stock in consideration for the right to receive a number of validly issued, fully paid and non-assessable shares of Parent Class A Common Stock equal to the Exchange Ratio.

The remainder of this page is intentionally left blank.

15

IN WITNESS WHEREOF, the Company, Parent and each Stockholder have executed this Agreement as of the date first written above.

DISH NETWORK CORPORATION

By:	/s/ Timothy A. Messner
Name: Timothy A. Messner
Title: Executive Vice President, General Counsel and Corporate Secretary

ECHOSTAR CORPORATION

By:	/s/ Hamid Akhavan
Name: Hamid Akhavan
Title: Chief Executive Officer and President

Signature Page to Support Agreement

STOCKHOLDERS:

CHARLES W. ERGEN

/s/ Charles W. Ergen

Signature Page to Support Agreement

CANTEY M. ERGEN

/s/ Cantey M. Ergen

ERGEN TWO-YEAR DECEMBER 2021 DISH GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR DECEMBER 2022 DISH GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2023 DISH GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

Signature Page to Support Agreement

ERGEN TWO-YEAR JUNE 2022 SATS GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR DECEMBER 2022 SATS GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

ERGEN TWO-YEAR JUNE 2023 SATS GRAT

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

By:	/s/ Cantey M. Ergen
Cantey M. Ergen, Manager

Signature Page to Support Agreement

Schedule A

Stockholder	Owned Company Shares (Record ownership)	Owned Company Shares (Beneficial ownership)
Charles W. Ergen	2,200,678 Class A 97,506 Class B	2,791,526 Class A 47,687,039 Class B
Cantey M. Ergen	47 Class A	2,216,153 Class A 47,687,039 Class B
Ergen Two-Year March 2022 SATS GRAT	3,693,428 Class B	3,693,428 Class B
Ergen Two-Year June 2022 SATS GRAT	2,687,900 Class B	2,687,900 Class B
Ergen Two-Year December 2022 SATS GRAT	13,900,000 Class B	13,900,000 Class B
Ergen Two-Year June 2023 SATS GRAT	14,500,000 Class B	14,500,000 Class B
Telluray Holdings, LLC	12,808,205 Class B	12,808,205 Class B

Schedule B

Stockholder	Owned Parent Shares (Record ownership)	Owned Parent Shares (Beneficial ownership)
Charles W. Ergen	85,582 Class A 161,240 Class B	37,607,195 Class A 238,435,208 Class B
Cantey M. Ergen	448 Class A	35,009,857 Class A 238,435,208 Class B
Ergen Two-Year December 2021 DISH GRAT	1,983,348 Class B	1,983,348 Class B
Ergen Two-Year December 2022 DISH GRAT	55,000,000 Class B	55,000,000 Class B
Ergen Two-Year May 2023 DISH GRAT	26,000,000 Class A 28,000,000 Class B	26,000,000 Class A 28,000,000 Class B
Ergen Two-Year June 2023 DISH GRAT	89,500,000 Class B	89,500,000 Class B
Telluray Holdings, LLC	6,699,489 Class A 63,790,620 Class B	6,699,489 Class A 63,790,620 Class B

Exhibit 99.1

DISH Network Corporation and EchoStar Corporation to Combine

Creates a Global Connectivity Leader with Premier Wireless, Satellite and Video Distribution Capabilities

Expected to Generate Significant Cost and Revenue Synergies

Strong Asset Base and Enhanced Free Cash Flow Generation Position Combined Company for Growth and Value Creation

LITTLETON and ENGLEWOOD, Colo., August 8, 2023 – DISH Network Corporation (Nasdaq: DISH) and EchoStar Corporation (Nasdaq: SATS) today announced they have entered into a definitive agreement for DISH Network to combine with EchoStar Corporation in an all-stock merger at a fixed exchange ratio. The transaction was negotiated and recommended by Special Committees of Independent Directors of both companies and unanimously approved by the Boards of Directors of both companies.

Upon closing of the transaction, EchoStar Corporation stockholders will receive 2.85 shares of DISH Network Class A common stock for each share of EchoStar Corporation Class A, Class C or Class D common stock and 2.85 shares of DISH Network Class B common stock for each share of EchoStar Corporation Class B common stock they own. The exchange ratio represents a premium of 12.9% to EchoStar stockholders as implied by the unaffected 30-day volume weighted average closing stock prices of the two companies on July 5, 2023, the last full trading day prior to media speculation regarding a potential transaction.

The transaction combines DISH Network’s satellite technology, streaming services and nationwide 5G network with EchoStar’s premier satellite communications solutions, creating a global leader in terrestrial and non-terrestrial wireless connectivity. Both companies have strong momentum, highlighted by DISH’s 5G wireless network that now covers more than 70 percent of the U.S. with full commercialization underway and the successful launch of EchoStar’s JUPITER 3 satellite with significant available capacity for converged terrestrial and non-terrestrial services. The combined company will be well-positioned to deliver a broad set of communication and content distribution capabilities, accelerating the delivery of satellite and wireless connectivity solutions desired by customers.

“This is a strategically and financially compelling combination that is all about growth and building a long-term sustainable business,” said Charles Ergen, Chairman of the Board of both DISH Network and EchoStar. “DISH’s substantial past investments in spectrum and its wireless buildout, combined with EchoStar’s recent launch of JUPITER 3, are expected to significantly reduce near-term CAPEX requirements. The transaction is expected to generate significant cost and revenue synergies, and the strong asset portfolio of the combined company paired with its enhanced free cash flow generation capability and strengthened capital structure are expected to drive long-term value creation for our shareholders and other stakeholders.”

“From unconnected individuals in the most rural and remote regions of the world to the constantly evolving networks of private enterprises and government institutions, the connectivity landscape is rapidly changing,” said Hamid Akhavan, President and Chief Executive Officer of EchoStar. “As a combined company, we will offer a broad suite of robust connectivity services, using a superior portfolio of technology, spectrum, engineering, manufacturing and network management expertise. DISH shares our customer-first culture, and together we will be well positioned to further scale and accelerate our strategy.”

“The combination of DISH and EchoStar brings together two trailblazers with complementary portfolios and a shared commitment to change the way the world communicates,” said Erik Carlson, President and Chief Executive Officer, DISH Network. “DISH is transforming America’s wireless infrastructure with its 5G technology. With EchoStar’s engineering capabilities, managed network services delivery and worldwide S-band spectrum rights, the combined company will have greater resources and the financial flexibility to deliver connectivity to consumers, enterprises and governments around the world.”

The combined company will be headquartered in Englewood, Colorado. It will go to market worldwide under a suite of proven consumer and business brands, including DISH Wireless, Boost Wireless, Sling TV and DISH TV, as well as EchoStar, Hughes® and JUPITER™ satellite services, HughesON™ managed services and HughesNet® satellite internet.

Transaction Terms

Hamid Akhavan will serve as President and Chief Executive Officer of the combined company upon closing of the transaction and Charles Ergen will serve as Executive Chairman. John Swieringa, President & COO of DISH Wireless, will be President, Technology & Chief Operating Officer of the combined company. Erik Carlson will continue to serve as President and Chief Executive Officer of DISH Network until closing of the transaction, at which time he will depart the business.

The Board of Directors will consist of 11 members: Seven DISH directors, three EchoStar independent directors, and Hamid Akhavan.

Following completion of the merger, existing DISH Network shareholders will own approximately 69% and existing EchoStar Corporation shareholders will own approximately 31% of the common stock of the combined company. The majority shareholder group has agreed generally not to vote DISH Class A shares owned by the majority shareholder group upon closing of the merger for three years, the intention of which is to ensure that, as a result of the merger, the group’s voting power in DISH Network will not increase relative to current levels at DISH.

The transaction is subject to approval by a majority of the combined voting power of the outstanding shares of EchoStar Corporation common stock. DISH Network’s issuance of its common stock in the transaction is subject to approval by a majority of the combined voting power of the votes cast by holders of DISH Network common stock. The majority shareholder group, which currently has approximately 90% and 93% of the combined voting power of DISH Network and EchoStar Corporation, respectively, has approved adoption of the merger agreement and the issuance of DISH Network common stock required for the transaction via written consent. No further action by DISH Network or EchoStar Corporation stockholders is required to approve the transaction.

The transaction, which is also subject to regulatory approvals and customary closing conditions, is expected to be completed by year-end.

Webcast Presentation

The companies will host a webcast presentation to discuss the transaction today at 11:00 a.m. ET during EchoStar’s previously scheduled second quarter earnings call. The webcast will be live in listen-only mode on DISH’s investor relations website at DISH Investor Relations and EchoStar’s investor relations website at EchoStar Investor Relations. To participate via telephone and ask a question, participants must register using this online form.

Advisors

Evercore is serving as exclusive financial advisor, and Cravath, Swaine & Moore LLP is serving as legal counsel to the Special Committee of the Board of Directors of EchoStar Corporation. White & Case LLP is serving as legal counsel to EchoStar Corporation.

J.P. Morgan is serving as exclusive financial advisor, and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to the Special Committee of the Board of Directors of DISH Network. Sullivan & Cromwell LLP is serving as legal counsel to DISH Network.

# # #

EchoStar Media Contacts

Sharyn Nerenberg	George Sard/Robin Weinberg/Danya Al-Qattan
EchoStar	FGS Global
(301) 428-7124	(212) 687-8080
Sharyn.Nerenberg@EchoStar.com	echostar@fgsglobal.com

DISH Media Contact

news@dish.com

About DISH Network Corporation

DISH Network Corporation is a connectivity company. Since 1980, it has served as a disruptive force, driving innovation and value on behalf of consumers. Through its subsidiaries, the company provides television entertainment and award-winning technology to millions of customers with its satellite DISH TV and streaming SLING TV services. In 2020, the company became a nationwide U.S. wireless carrier through the acquisition of Boost Mobile. DISH continues to innovate in wireless, building the nation's first virtualized, O-RAN 5G broadband network. DISH Network Corporation (NASDAQ: DISH) is a Fortune 200 company.

About EchoStar

EchoStar Corporation (Nasdaq: SATS) is a premier technology and networking services provider offering consumer, enterprise, operator and government solutions worldwide under its Hughes®, HughesNet® and EchoStar® brands. In Europe, EchoStar operates under its EchoStar Mobile Limited subsidiary and in Australia, the company operates as EchoStar Global Australia. For more information, visit www.echostar.com and follow EchoStar on X (Twitter) and LinkedIn.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond DISH Network’s and EchoStar Corporation’s control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “Risk Factors” of DISH Network’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), and under the section entitled “Risk Factors” of EchoStar Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC. DISH Network and EchoStar Corporation undertake no obligation to update or supplement any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between DISH Network and EchoStar Corporation; the effect of the announcement of the proposed transaction on the ability of DISH Network and EchoStar Corporation to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; DISH Network’s and EchoStar Corporation’s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; risk factors related to the current economic environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health crises; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH Network’s and EchoStar Corporation’s respective common stock.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c-2 of the Securities Exchange of 1934, as amended (the “Exchange Act”), and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to DISH Network’s and EchoStar Corporation’s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH Network’s and EchoStar Corporation’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither DISH Network nor EchoStar Corporation undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, DISH Network and EchoStar Corporation intend to prepare a joint information statement for its respective stockholders containing the information with respect to the transaction contemplated by Rule 14c-2 of the Exchange Act and describing the proposed transaction. DISH Network intends to file with the SEC a registration statement on Form S-4 that will include the joint information statement. The joint information statement will also be filed with the SEC. Each of DISH Network and EchoStar Corporation may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH Network or EchoStar Corporation may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint information statement (if and when available) and other documents containing important information about DISH Network, EchoStar Corporation and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH Network will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar Corporation will be available free of charge on its website at https://ir.echostar.com/.

Exhibit 99.2

dish | ECHOSTAR

CREATING A GLOBAL CONNECTIVITY LEADER

August 2023

CREATING A GLOBAL CONNECTIVITY LEADER August 2023

2 DISCLAIMER Forward - Looking Statements This document contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, th e accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove t o be accurate. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, m any of which are beyond DISH Network ’ s and EchoStar Corporation ’ s control, which could cause actual results to differ materially from those contemplated in these forward - looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward - looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include the factors discussed under the section entitled “ Risk Factors ” of DISH Network ’ s Annual Report on Form 10 - K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission ( “ SEC ” ), and under the section entitled “ Risk Factors ” of EchoStar Corporation ’ s Annual Report on Form 10 - K for the fiscal year ended December 31, 2022, filed with the SEC. DISH Network and EchoStar Corporat ion undertake no obligation to update or supplement any forward - looking statement, whether as a result of new information, future developments or otherwise, except as required by law. These factors include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between DISH Network and EchoStar Corporat ion ; the effect of the announcement of the proposed transaction on the ability of DISH Network and EchoStar Corporation to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the t imi ng of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; DISH Network ’ s and EchoStar Corporation ’ s ability to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the pro pos ed transaction and actions related thereto; risk factors related to the current economic environment; significant transaction costs and/or unknown liabilities; risk factors related to pandemics or other health cris es; risk factors related to funding strategies and capital structure; and risk factors related to the market price for DISH Netwo rk ’ s and EchoStar Corporation ’ s respective common stock. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Fo rm S - 4 that will include as a prospectus a joint information statement of the type contemplated by Rule 14c - 2 of the Securities Exchange of 1934, as amended (the “ Exchange Act ” ), and be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and th e l ist of factors to be presented in the registration statement on Form S - 4 and the joint information statement are, considered representative, no such list should be considered to be a complete statement of a ll potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward - looking statements, please refer to DISH Network ’ s and EchoStar Corporation ’ s respective periodic reports and other filings with the SEC, including the risk factors identified in each of DISH Network ’ s and EchoStar Corporation ’ s most recent Quarterly Reports on Form 10 - Q and Annual Reports on Form 10 - K. The forward - looking statements included in this co mmunication are made only as of the date hereof. Neither DISH Network nor EchoStar Corporation undertakes any obligation to update any forward - looking statements to reflect subsequent events or circumstances, except as requ ired by law. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction i n which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such ju ris diction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of t he U.S. Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the proposed transaction, DISH Network and EchoStar Corporation intend to prepare a joint information stat eme nt for its respective stockholders containing the information with respect to the transaction contemplated by Rule 14c - 2 of the Exchange Act and describing the proposed transaction. DISH Network intends to file with the SEC a registration statement on Form S - 4 that will include the joint information statement. The joint information statement will also be filed with the SEC. Each of DISH Network and EchoStar Corporation may also file other relevant documents with the SEC regarding the proposed tran sac tion. This document is not a substitute for the registration statement, the joint information statement or any other document that DISH Network or EchoStar Corporation may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ TH E R EGISTRATION STATEMENT, THE JOINT INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AN D W HEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration stateme nt and the joint information statement (if and when available) and other documents containing important information about DISH Network, EchoStar Corporation and the proposed transaction, once such documents are filed with the SEC through the websi te maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by DISH Network will be available free of charge on its website at https://ir.dish.com/. Copies of the documents filed with the SEC by EchoStar Corpo rat ion will be available free of charge on its website at https://ir.echostar.com/.

3 STRATEGICALLY COMPELLING AND FINANCIALLY ATTRACTIVE COMBINATION Source: DISH filings and EchoStar filings Enhances financial flexibility and liquidity to achieve growth objectives Expected to generate ~$150mm of clear, achievable cost and revenue EBITDA synergies Creates scaled operator with broad wireless + satellite + video distribution capabilities Amplifies 5G private network opportunity through integrating DISH spectrum and EchoStar capabilities Diversifies portfolio and enhances scale of consumer connectivity business with ~18mm total subscribers

4 TRANSACTION SUMMARY Transaction structure • All - stock merger; each EchoStar Class A , Class C or Class D share will convert into 2.85 shares of DISH Class A; each EchoStar Class B share will convert into 2.85 shares of DISH Class B • Represents premium to EchoStar shareholders of 12.9% to exchange ratio implied by unaffected 30 - day VWAP 1 • DISH shareholders will own 69% and EchoStar shareholders will own 31% of combined company • The majority shareholder group currently has 90% and 93% of the voting power in DISH and EchoStar, respectively; the majority sh areholder group has agreed generally not to vote DISH Class A shares owned by them upon closing of the merger for three years (the intention of which is to ensure that, as a result of the merger, the group's voting power in DISH will not increase relative to current levels at DISH) Leadership and governance • Charles Ergen will be Executive Chairman • Hamid Akhavan will be President and CEO • John Swieringa will be President, Technology & COO • Board of Directors will have 11 members: 7 DISH directors, including Charles Ergen, 3 EchoStar independent directors, and Ham id Akhavan • Company will be headquartered in Englewood, Colorado, maintaining its presence in Maryland Closing conditions and timing • Negotiated and recommended by independent Special Committees of both DISH and EchoStar • Unanimously approved by Boards of both DISH and EchoStar • Majority shareholder group to deliver written consents to both companies to approve transaction; no additional shareholder ac tio n required • Expected to close by year end, subject to regulatory approvals and customary closing conditions 1 Uses unaffected date of 07/05/2023

dish | ECHOSTAR

CREATES SCALED OPERATOR WITH BROAD CAPABILITIES

dish + ECHOSTAR

Award-winning consumer connectivity business	Leading global enterprise connectivity services and systems	America's first O-RAN 5G broadband network	Strategic spectrum assets
dish, sling	HUGHES, Hughes Defense / Govt'	dish wireless	Valuable low, mid and high-band U.S. terrestrial spectrum portfolio
HughesNet, HughesNet Fusion	EchoStar Mobile	Cloud-native Open Radio Access Network	Global S-band spectrum rights
boost mobile, boost INFINITE	JUPITER SYSTEM, OneWeb	Standalone virtualized 5G	5G NTN opportunity

Key stats

- ~18mm subscribers[1]

- 570,000 sites supported
- Services in 43 countries

- 246mm Americans covered
- 16,000+ sites operating

5

5 CREATES SCALED OPERATOR WITH BROAD CAPABILITIES + Award - winning consumer connectivity business • ~18mm subscribers 1 • 570,000 sites supported • Services in 43 countries Leading global enterprise connectivity services and systems America ’ s first O - RAN 5G broadband network • 246mm Americans covered • 16,000+ sites operating Cloud - native Open Radio Access Network Standalone virtualized 5G Strategic spectrum assets Valuable low, mid and high - band U.S. terrestrial spectrum portfolio Global S - band spectrum rights • > $30bn invested • 40 MHz of U.S. S - Band spectrum • 30 MHZ of global S - Band spectrum Key stats Source: DISH filings and EchoStar filings 1 Sum of end of Q2 2023 subscribers for DISH Pay - TV , DISH Retail Wireless and EchoStar broadband Hughes Defense / Govt ’ 5G NTN opportunity

dish | ECHOSTAR

DIVERSIFIES AND ENHANCES PORTFOLIO OF CONNECTIVITY BUSINESSES

dish[1]

($mm)

ECHOSTAR

($mm)

$1,200
60.1%
$798
39.9%
Consumer
Enterprise and Other

COMBINED[1]

($mm, before adjustments and without synergies)

6

6 COMBINED $12,505 66.9% $4,135 22.1% $1,200 6.4% $798 4.3% $66 0.4% Pay-TV Retail Wireless Consumer Enterprise and Other 5G Network Deployment ($mm, before adjustments and without synergies) DIVERSIFIES AND ENHANCES PORTFOLIO OF CONNECTIVITY BUSINESSES Source: DISH filings and EchoStar filings Note: DISH and EchoStar standalone revenue splits represent 2022A; 1 Excludes impact of ~$27mm of Eliminations at DISH ($mm) $12,505 74.9% $4,135 24.8% $66 0.4% Pay-TV Retail Wireless 5G Network Deployment $1,200 60.1% $798 39.9% Consumer Enterprise and Other ($mm) 1 1

dish | ECHOSTAR

ESTABLISHES SCALED CONSUMER CONNECTIVITY LEADER FOCUSED ON VALUE

PAY-TV

dish

1 in customer satisfaction[1]

Innovative tech & equipment

Optimized content costs

High quality customer base

8.9mm subscribers

SATELLITE BROADBAND

ECHOSTAR

1 satellite ISP[2]

JUPITER 3 capacity

Low-latency technology offering

1.1mm subscribers

RETAIL WIRELESS

dish

Smart 5G™ network

Nationwide coverage

Value and price leadership

Leading online retail relationships

7.7mm subscribers

7

7 ESTABLISHES SCALED CONSUMER CONNECTIVITY LEADER FOCUSED ON VALUE # 1 in customer satisfaction 1 Innovative tech & equipment Optimized content costs High quality customer base 8.9mm subscribers # 1 satellite ISP 2 JUPITER 3 capacity Low - latency technology offering 1.1mm subscribers Smart 5G TM network Nationwide coverage Value and price leadership Leading online retail relationships 7.7mm subscribers PAY - TV SATELLITE BROADBAND RETAIL WIRELESS 1 DISH Network received the highest score in the Nation in the JD Power 2019 - 2022 (tied in 2020) US Residential Cable and Satelli te TV Service Provider Satisfaction Studies of customers' satisfaction with their current television provider 2 US News 360 Reviews

8 AMPLIFIES 5G PRIVATE NETWORK OPPORTUNITY Nationwide spectrum portfolio built for private networks: 600 MHz 3.45 – 3.55 GHz CBRS 55,000 managed SD - WAN sites to date 5 decades of network experience Named in Gartner ® Magic Quadrant TM for Managed Network Services for three years 1 5G O - RAN network architecture 1 Gartner and Magic Quadrant are registered trademarks of Gartner, Inc. and/or its affiliates in the U.S. and internationally a nd are used herein with permission. All rights reserved. Gartner, Magic Quadrant for Managed Network Services, Ted Corbett, Danellie Young, Karen Brown, Lisa Pierce, Bjarne Munch, 5 December 2022.

9 PRIOR INVESTMENTS POSITION THE COMPANY FOR FUTURE GROWTH • Deployment of DISH ’ s 5G Network is completed to >70% of US with rest covered through long - term roaming relationships • Full commercialization and subscriber loading of DISH 5G Network underway • JUPITER 3 successfully launched, with significant available capacity for converged services • Significantly reduced capital requirements going forward – with increased FCF generation >$30 $5.1 1 $1.7 2 >$37 ~$2 Wireless Spectrum Wireless Network Buildout CapEx JUPITER 1, 2, 3 Assets Supporting Growth 2024E – 2025E Combined Cumulative CapEx 1 Total Wireless capital expenditure (excluding capitalized interest primarily related to FCC authorizations) since 2020 commit me nt to build 5G network until 06/30/2023 2 Excluding capitalized interest ($bn)

10 SIGNIFICANT AND ACHIEVABLE COST AND REVENUE SYNERGIES COST and CAPEX SYNERGIES ~$75mm Run - rate OpEx and CapEx synergies • Combined 5G - satellite broadband private network with best - in - class capabilities • Expanded government services using Whidbey Island model • Additional sales opportunities from Ellipse enterprise relationships • Potential to license or build out S - band globally (not modeled) REVENUE SYNERGIES ~$80mm EBITDA 75% expected to be achieved within ~24 months Targeted by 2027 ~$275mm Revenue • Optimization across multiple G&A functions • Procurement savings • Optimization of shared services and certain third - party expenses ~$150mm of clear, achievable EBITDA synergies expected to accelerate growth, enhance FCF generation, and create shareholder value

11 STRENGTHENS CAPITAL STRUCTURE AND ENHANCES LIQUIDITY Current cash position Unencumbered spectrum • DISH: $1.8bn as of Q2 ’ 23 • EchoStar: $1.9bn as of Q2 ’ 23 Other potential sources • >$35bn market value 1 of unencumbered spectrum 2 • Over $10bn of spectrum financing capacity assuming recent transactions LTV ranges • Additional capacity from DBS business • Retail wireless growth capital and prepaid capacity FCF generation • DBS FCF generation with limited CapEx • Contribution of EchoStar FCF given start of satellite CapEx holiday 1 Based on research analyst estimates 2 Includes AWS - 3 spectrum held by subsidiaries of Northstar Spectrum, LLC and SNR Wireless HoldCo , LLC, in which DISH Network Corporation holds noncontrolling investments

12 STRATEGICALLY COMPELLING AND FINANCIALLY ATTRACTIVE COMBINATION Source: DISH filings and EchoStar filings Enhances financial flexibility and liquidity to achieve growth objectives Expected to generate ~$150mm of clear, achievable cost and revenue EBITDA synergies Creates scaled operator with broad wireless + satellite + video distribution capabilities Amplifies 5G private network opportunity through integrating DISH spectrum and EchoStar capabilities Diversifies portfolio and enhances scale of consumer connectivity business with ~18mm total subscribers

CREATING A GLOBAL CONNECTIVITY LEADER August 2023